EXHIBIT 99.2
                                                                    ------------


NEWS RELEASE                                               [GRAPHIC OMITTED]
February 16, 2005                                      [LOGO - ARC ENERGY TRUST]


--------------------------------------------------------------------------------
ARC ENERGY TRUST ANNOUNCES DECEMBER 31, 2004 YEAR END RESULTS
--------------------------------------------------------------------------------
CALGARY, February 16, 2005 (AET.UN AND ARX - TSX) ARC Energy Trust ("ARC" or "the Trust") released today its December 31, 2004 year-end financial results.

                                                          THREE MONTHS ENDED             12 MONTHS ENDED
                                                              DECEMBER 31                  DECEMBER 31
                                                         2004            2003           2004          2003
-----------------------------------------------------------------------------------------------------------
FINANCIAL
(CDN$ thousands, except per unit and per boe amounts)
Revenue before royalties (5)                          232,112         182,558        901,782       743,182
         Per unit (1)                                    1.25            1.06           4.92          4.90
         Per boe (6)                                    44.91           34.74          43.32         37.47
Cash flow (3)                                         106,935          89,617        448,033       396,180
         Per unit (1)                                    0.58            0.52           2.45          2.61
         Per boe (6)                                    20.69           17.05          21.52         19.98
Net income (7)                                        112,995          53,492        241,690       284,559
         Per unit (1) (7)                                0.61            0.31           1.32          1.88
Cash distributions                                     83,531          78,603        329,977       279,328
         Per unit (1)                                    0.45            0.45           1.80          1.80
Payout ratio                                              78%             88%            74%           71%
Net debt outstanding (4)                              264,842         262,071        264,842       262,071
-----------------------------------------------------------------------------------------------------------
OPERATING
Production
         Crude oil (bbl/d)                             22,969          22,851         22,961        22,886
         Natural gas (mcf/d)                          174,674         180,773        178,309       164,180
         Natural gas liquids (bbl/d)                    4,097           4,140          4,191         4,086
         Total (boe/d) (6)                             56,179          57,120         56,870        54,335
Average prices  (5)
         Crude oil ($/bbl)                              49.48           35.21          47.03         36.90
         Natural gas ($/mcf)                             6.82            5.85           6.78          6.40
         Natural gas liquids ($/bbl)                    43.72           30.14          39.04         32.19
         Oil equivalent ($/boe) (6)                     44.62           34.78          48.13         37.29
-----------------------------------------------------------------------------------------------------------
TRUST UNITS
(thousands)
Units outstanding, end of period                      185,822         179,780        185,822       179,780
Units issuable for exchangeable shares                  2,982           2,998          2,982         2,998
Total units outstanding and issuable for
         exchangeable shares, end of period           188,804         182,777        188,804       182,777
Weighted average units (2)                            185,539         171,993        183,123       151,698
-----------------------------------------------------------------------------------------------------------
TRUST UNIT TRADING STATISTICS
(CDN$, except volumes) based on intra-day trading
High                                                    17.98           14.87          17.98         14.87
Low                                                     14.80           13.31          13.50         10.89
Close                                                   17.90           14.74          17.90         14.74
Average daily volume (thousands)                          456             395            420           430
===========================================================================================================
(1) Per unit amounts (with the exception of per unit distributions) are based on weighted average units.

(2) Excludes exchangeable shares.

(3) Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by
    Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with
    Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

(4) The 2004 net debt outstanding excludes amounts related to commodity and foreign exchange contracts.

(5) 2003 prices and revenue have been reclassified to reflect prices prior to transportation charges.
    2003 average prices are inclusive of gains and losses on commodity and foreign currency contracts while 2004 average prices are prior to gains and losses on commodity and foreign currency contracts, pursuant to the new policy for hedge accounting.

(6) Barrels of oil equivalent (boe's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to boe's throughout this quarterly report are based on a conversion ratio of 6:1.

(7) Net income and net income per unit is after non-controlling interest pertaining to exchangeable shares. 2003 net income and net income per unit have been restated due to the retroactive application of non-controlling interest (see Note 3 of the consolidated financial statements for further discussion).

News Release - February 16, 2005
Page 2
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ACCOMPLISHMENTS / FINANCIAL UPDATE

o Unitholders of the Trust realized an annual total return of 33.6 per cent in 2004. The Trust unit price increased 21 per cent in 2004 from $14.74 per trust unit to $17.90 per trust unit and the Trust paid distributions of $1.80 per trust unit. The trust unit price responded to normal market conditions including exceptionally strong commodity prices.

o Production averaged 56,870 boe per day in 2004 compared to 54,335 boe in 2003. Production was above forecast due to incremental production from ARC's internal development program. Capital expenditures of $193.8 million were devoted to the 2004 development program and resulted in incremental production that offset natural production declines on existing properties. With ongoing internal development and optimization activities and the largest development capital program in the Trust's history, production volumes for 2005 are expected to average approximately 54,800 boe per day. Production for the three months ended December 31, 2004 averaged 56,179 boe per day. Capital expenditures of $47.7 million were committed to ARC's internal development program during the fourth quarter of 2004.

o ARC realized record cash flow of $448 million in 2004 and declared cash distributions of $330 million, resulting in a 2004 payout ratio of 74 per cent. The remaining $118 million of 2004 cash flow was used to fund $110.8 million of the 2004 capital expenditures and a $7.2 million contribution to the reclamation fund. ARC realized cash flow of $106.9 million for the three months ended December 31, 2004, an increase of 19.3 per cent over the fourth quarter of 2003. The Trust declared cash distributions of $83.5 million ($0.45 per unit) for the three months ended December 31, 2004.

o Earnings achieved in 2004 remained relatively constant as a percentage of cash flow compared to 2003. In 2004, the Trust's earnings of $241.7 million represented 54 per cent of cash flow. In 2003, earnings of $218.5 million, prior to a one time future income tax recovery of $66.1 million, represented 55 per cent of cash flow.

o During 2004, the West Texas Intermediate ("WTI") oil price reached an all time high price of US$55.17 per barrel and closed the year at US$43.45 per barrel. This increase in US oil prices was partially offset by an increase in USD/CAD exchange rate which averaged the year at approximately $0.77 and ended the year at $0.83. The strength of oil prices throughout 2004 contributed to the record annual cash flow of $448 million. The Trust's hedging program offset some of the positive impact of historic high oil prices throughout the year as the Trust's oil hedges on approximately 50 per cent of production were locked in at lower prices for the majority of 2004.

o The AECO monthly natural gas price index traded in the $5.50/mcf to $7.50/mcf range during most of 2004 with the only exception in the month of November when the monthly index increased to $8.00/mcf, in line with the increase in oil prices.

o In response to the current and anticipated future commodity price environment, the Trust has adjusted its hedging strategy. The Trust's risk management strategy is to manage the downside risk associated with volatility in commodity prices, which impact both cash flow and potentially cash distributions. The revised strategy focuses on managing the downside risk while allowing more participation in commodity price increases by the use of "floors" or "puts". Previously, the Trust focused on protection of the downside risk by giving up some or all of the upside potential in the event of commodity price increases. At December 31, 2004, the Trust had 41 per cent of its 2005 production hedged at average prices, net of premiums for the cost of the floors, of US$38 per barrel for crude oil and $6.90 per mcf for natural gas. The Trust, under its revised hedging strategy, has retained in excess of 85 per cent of the upside on forecast production for 2005.

o The Trust's balance sheet strengthened considerably in 2004 with the Trust's net debt to annual cash flow at 0.6 times as at December 31, 2004. The strength in the balance sheet was attributed to the strong commodity prices during 2004 that enabled the Trust to fund 57 per cent of its 2004 capital expenditure program with cash flow rather than debt, and the fact the strengthening Canadian dollar decreased the Canadian equivalent of the Trust's long-term US$ debt by $21.9 million in 2004.

o The Trust continues to closely monitor both operating and general and administrative ("G&A") expenses. Operating costs declined to $6.71 per boe in 2004 from $7.10 per boe in 2003 primarily due to the disposition of high cost properties. Cash G&A costs increased in 2004 to $1.03 per boe in 2004 versus $0.96 in 2003 in response to industry wide cost pressure on cash compensation. In addition, the Trust incurred non-cash expenses of $8.1 million ($0.39 per boe). The increase in non-cash G&A expenses in 2004 was due to the implementation of a new long-term stock based compensation plan in 2004 and non-cash expense associated with the Trust Unit Rights Incentive Plan.

News Release - February 16, 2005
Page 3
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o  The Trust's foreign ownership levels as at December 31, stood at approximately 25 per cent. The Federal Government has not proceeded with proposed legislation as part of its March 2004 budget which would have resulted in the loss of mutual fund status for any trust whose foreign ownership levels exceeded 50 per cent which in turn would have impaired the tax efficiency of the trust structure. In December 2004, the Minister of Finance shelved the proposed legislation until further consultation with the industry has occurred. It is uncertain as to whether the legislation will be redrafted and brought forward in a new format in the future or if the legislation will be permanently revoked. As a result of the proposed legislation, a select few trusts had reorganized, or proposed to reorganize, their units into a dual class structure with the objective of restricting foreign ownership to less than 50 per cent in order to retain their status as a mutual fund trust in the event that the proposed legislation is enacted. ARC will continue to monitor these developments and if it is deemed appropriate, amend its capital structure as necessary.

In 2004, the Trust has applied the requirements of EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts". The Trust's interpretation of this EIC is that the exchangeable securities issue by a corporate subsidiary of the Trust would continue to qualify as a component of Unitholders' Equity rather than non-controlling interest as proposed by the EIC. However, it is the Trust's understanding that the EIC has had recent discussions indicating that the intent of EIC-151 was that all publicly traded exchangeable shares should be valued and presented as non-controlling interest and as such the Trust's exchangeable shares have been presented as non-controlling interest in the accompanying consolidated financial statements. As a result, net income was reduced by $4 million and $5.6 million, respectively for the non-controlling interest's share of earnings in each of 2004 and 2003.

CASH FLOW FROM OPERATIONS

Cash flow from operations increased by 13 per cent in 2004 to $448 million from $396.2 million in 2003. The increase in 2004 cash flow from operations was primarily the result of higher commodity prices together with higher production volumes. Despite the 13 per cent increase in cash flow from operations in 2004, the per unit cash flow from operations decreased six per cent to $2.45 per trust unit from $2.61 per trust unit in 2003. On average there were 21 per cent more trust units outstanding in 2004 than in 2003 which contributed to the reduction in per unit cash flow from operations. The 2004 cash flow from operations included a cash loss of $86.9 million on commodity and foreign currency contracts while 2003 cash flow included a loss of $20.3 million on commodity and foreign currency contracts.

The following is a summary of variances in cash flow from operations from 2003 to 2004:

-------------------------------------------------------------------------------------------
                                                $ MILLIONS   $ PER TRUST UNIT   % VARIANCE
-------------------------------------------------------------------------------------------
2003 CASH FLOW FROM OPERATIONS                $      396.2     $         2.61           --
-------------------------------------------------------------------------------------------
Volume variance                                       37.6               0.25            9
Price variance                                       105.1               0.69           27
Cash losses on commodity and foreign currency
contracts (1)                                        (66.6)             (0.44)         (17)
Royalties                                            (26.1)             (0.17)          (7)
Expenses:
     Transportation                                   (2.8)             (0.02)          (1)
     Operating                                         1.0               0.01            1
     Cash G&A                                         (2.3)             (0.02)          (1)
     Interest                                          5.2               0.03            1
     Taxes                                            (1.0)             (0.01)          --
     Realized foreign exchange gain (loss)             2.3               0.02            1
Other                                                 (0.6)                --           --
Weighted average trust units                            --              (0.59)          --
-------------------------------------------------------------------------------------------
2004 CASH FLOW FROM OPERATIONS                $     448.0      $         2.45           13
===========================================================================================

(1) Represents cash losses on commodity and foreign currency contracts including cash settlements on termination of commodity and foreign currency contracts.

News Release - February 16, 2005
Page 4
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PRODUCTION
Production volumes averaged 56,870 boe/d in 2004 compared to 54,335 boe/d in 2003. The five per cent increase in 2004 production compared to 2003 resulted from a full year of production from the Star properties that were acquired in April 2003, the net impact of non-core property dispositions, and positive results of the Trust's 2004 drilling program. The incremental production from the development program served to offset the natural production declines on existing properties.

---------------------------------------------------------------------------------------------------------
PRODUCTION                                                          2004            2003        % Change
---------------------------------------------------------------------------------------------------------
Crude oil (bbl/d)                                                 22,961          22,886              --
Natural Gas (mcf/d)                                              178,309         164,180               9
NGL (bbl/d)                                                        4,191           4,086               3
---------------------------------------------------------------------------------------------------------
Total Production (boe/d) (1)                                      56,870          54,335               5
---------------------------------------------------------------------------------------------------------
% Natural Gas Production                                              52              50              --
% Crude Oil and Liquids Production                                    48              50              --
=========================================================================================================

(1) Reported production for a period may include minor adjustments from previous production periods.

Natural gas production increased to 178.3 Mmcf/d in 2004, a nine per cent increase compared to 2003 natural gas production of 164.2 Mmcf/d. The increase was due primarily to a full year of natural gas production from the Star acquisition that closed in the second quarter of 2003. The Trust's 2004 percentage natural gas production increased slightly to 52 per cent from 50 per cent in 2003. The increase in the gas weighting of the Trust's production portfolio is the result of the Star acquisition that was more heavily weighted to natural gas production.

Oil production remained relatively consistent between 2004 and 2003 as new production from ARC's development program offset production declines on existing oil properties.

During the year, the Trust drilled 194 gross wells (165 net wells) on operated properties; 47 gross oil wells (42 net) and 145 gross natural gas wells (121 net), most of which were shallow gas wells, and two dry holes for a total success rate of 99 per cent in 2004. Of the wells drilled in the year, approximately 25 wells were not tied in as of December 31, 2004 but are expected to be tied in during the first quarter of 2005.

In May 2004, ARC disposed of its Sundre properties in the Central Alberta area and two other minor properties. The disposed properties accounted for production of approximately 1,800 boe/d and proved plus probable reserves of 9,244 Mboe. On June 8, 2004 the Trust acquired additional producing properties pursuant to the United Prestville corporate acquisition ("United Prestville"). Daily production from the acquired United Prestville properties was approximately 400 boe/d. On December 31, 2004, the Trust acquired additional producing properties pursuant to the Harrington & Bibler corporate acquisition ("Harrington & Bibler") with approximately 720 boe/d of producing properties. Due to the December 31, 2004 closing date of the Harrington & Bibler acquisition, 2004 production did not include any production from the newly acquired properties.

The following table summarizes the Trust's production by core area for 2004 and 2003:

---------------------------------------------------------------------------------------------------------
                                              2004                                 2003
---------------------------------------------------------------------------------------------------------
                           TOTAL     OIL           GAS     NGL      Total      Oil        Gas       NGL
CORE AREA (1)             (BOE/D)  (BBLS/D)    (MMCF/D)  (BBLS/D)  (boe/d)  (bbls/d)   (Mmcf/d)  (bbls/d)
---------------------------------------------------------------------------------------------------------
Central AB                 9,295     2,003        32.6     1,856    9,916     2,540       32.7     1,934
Northern AB & BC          19,026     5,733        71.1     1,441   17,556     5,449       64.4     1,374
Pembina                    7,433     3,742        17.5       772    7,353     3,808       17.3       655
S.E. AB & S.W. Sask.      10,871     1,658        55.2        14   10,039     2,011       45.1        19
S.E. Sask.                10,245     9,825         1.9       108    9,471     9,078        1.7       104
---------------------------------------------------------------------------------------------------------
TOTAL                     56,870    22,961       178.3     4,191   54,335    22,886      161.2     4,086
=========================================================================================================

(1) Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan, S.E. is Southeast, S.W. is Southwest.

The Trust expects 2005 production to average approximately 54,800 boe/d. The 2005 production estimate incorporates incremental production from the planned $240 million capital program in 2005 in addition to 720 boe/d of incremental production from the acquired Harrington & Bibler properties.

News Release - February 16, 2005
Page 5
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COMMODITY PRICES PRIOR TO HEDGING

---------------------------------------------------------------------------------------------------------
BENCHMARK PRICES                                          2004              2003                % Change
---------------------------------------------------------------------------------------------------------
AECO gas ($/mcf) (1)                                      6.79              6.67                       2
WTI oil (US$/bbl) (2)                                    41.43             31.06                      33
USD/CAD foreign exchange rate                             0.77              0.71                       8
WTI oil (CDN$/bbl)                                       53.81             43.57                      24
=========================================================================================================

(1) Represents the AECO monthly posting.

(2) WTI represents West Texas Intermediate posting as denominated in US$.

The Canadian denominated oil price received by ARC and other Canadian energy companies was negatively impacted by the continued strength of the Canadian dollar with respect to the U.S. dollar during 2004. While crude oil prices reached a historic high of US$55.17 per barrel in 2004, the Canadian dollar also reached a 12 year high of US$0.85 in 2004. The strength of the Canadian dollar served to partially offset the impact of higher U.S. denominated oil prices. Despite the 33 per cent increase in the US$ WTI oil price in 2004, relative to 2003, the Canadian denominated oil price increased by only 24 per cent to $53.81 per barrel in 2004 compared to $43.57 per barrel in 2003. The Trust's realized oil price, before hedging, increased by 23 per cent to $47.03 per barrel in 2004 compared to $38.15 per barrel in 2003. The Trust's oil production consists predominantly of light and medium crude oil while heavy oil accounts for approximately five per cent of the Trust's liquids production.

The differential between the Edmonton posted price and field price widened in the fourth quarter of 2004. The average quality and transportation differential on the Trust's oil production was approximately $5.50 per barrel in the first nine months of 2004 and increased to $8.20 in the fourth quarter of 2004. The widening of differential was due to a global oversupply of heavy oil and sour crude production into the market, which contributed to lower realized oil prices in the fourth quarter.

Alberta AECO Hub prices averaged $6.79 per mcf in 2004 compared to $6.67 per mcf in 2003. ARC's realized gas price, before hedging, increased by four per cent to $6.78 per mcf compared to $6.49 per mcf in 2003. ARC's realized gas price is based on prices received at the various markets in which the Trust sells its natural gas. ARC's natural gas sales portfolio consists of gas sales priced at the AECO monthly index, the AECO daily spot market, eastern and mid-west United States markets and a portion to aggregators.

Prior to hedging activities, ARC realized $43.32 per boe in 2004, a 13 per cent increase over the $38.27 per boe received prior to hedging in 2003. ARC's reported price of $43.32 per boe in 2004 is not directly comparable to the $37.47 per boe price reported in 2003 as a result of new hedge accounting guidelines that were implemented in 2004. Under the new hedge accounting guideline, 2004 revenue and prices are presented prior to hedging gains or losses while 2003 revenue and prices are inclusive of realized hedging gains or losses. See Note 3 of the consolidated financial statements for further discussion regarding the impact of Hedge Accounting that was implemented in 2004.

The following is a summary of realized prices in 2004 and 2003 before hedging activities:

--------------------------------------------------------------------------------------------------------
ARC REALIZED PRICES (1) (2)                                      2004             2003         % Change
--------------------------------------------------------------------------------------------------------
Oil ($/bbl)                                                     47.03            38.15               23
Natural gas ($/mcf)                                              6.78             6.49                4
NGL's ($/bbl)                                                   39.04            32.19               21
--------------------------------------------------------------------------------------------------------
Total commodity revenue before hedging ($/boe)                  43.13            38.09               13
========================================================================================================

(1) 2004 revenue and prices as reported above are prior to gains and losses on commodity and foreign currency contracts. All gains and losses on 2004 contracts are included in "loss on commodity and foreign currency contracts" in the statement of income as these contracts have not been designated as accounting hedges. 2003 reported prices are net of hedging gains and losses.

(2) 2003 prices have been reclassified to reflect prices prior to transportation costs.

The Trust has entered into foreign currency hedging contracts to minimize the impact that fluctuations in the USD/CAD exchange rate have on cash flow (see
Note 10 of the Consolidated Financial Statements). In addition, the majority of the Trust's debt and certain of the Trust's transactions are denominated in U.S. dollars partially offsetting the negative impact of USD/CAD exchange rate fluctuations.

Reported prices reflect field prices net of quality differentials and prior to field transportation costs. This presentation standard was adopted in 2004. Prices reported in 2003 have been reclassified to reflect the same

News Release - February 16, 2005
Page 6
--------------------------------------------------------------------------------


presentation. See Note 3 of the consolidated financial statements for further discussion of the nature and impact of the transportation cost presentation.

REVENUE
Revenue before hedging increased to $901.8 million in 2004, an increase of 19 per cent compared to 2003 revenue before hedging of $759.1 million. Higher production volumes and significantly higher commodity prices contributed to higher revenue in 2004. Revenue in 2003 included realized hedging losses of $16 million ($0.80 per boe) on commodity and foreign currency contracts. Net realized and unrealized losses on commodity and foreign currency contracts in 2004 have been presented as a separate component of revenue in the statement of income rather than being netted against revenue.

A breakdown of revenue is as follows:

---------------------------------------------------------------------------------------------------------
REVENUE ($ thousands)(1) (2)                                 2004               2003            % Change
---------------------------------------------------------------------------------------------------------
Oil revenue                                               395,203            308,259                  28
Natural gas revenue                                       442,537            383,290                  15
NGL's revenue                                              59,886             47,998                  25
---------------------------------------------------------------------------------------------------------
Total commodity revenue                                   897,626            739,547                  21
Other revenue                                               4,156              3,636                  14
---------------------------------------------------------------------------------------------------------
TOTAL REVENUE (2)                                         901,782            743,183                  21
---------------------------------------------------------------------------------------------------------
TOTAL REVENUE BEFORE HEDGING (2)                          901,782            759,134                  19
=========================================================================================================

(1) 2003 revenue has been reclassified to reflect revenue prior to transportation costs. Revenue and transportation costs both increased by $12 million in 2003 as a result of the reclassification.

(2) Revenue for 2003 includes cash hedging losses of $21.7 million and non-cash hedging gains of $5.7 million. There are no hedging gains or losses in the reported 2004 revenue amounts. Gains and losses on commodity and foreign currency contracts in 2004 have been reported separately in the statement of income.

RISK MANAGEMENT AND HEDGING ACTIVITIES

The Trust's hedging activities are conducted by an internal Risk Management Committee, based upon guidelines approved by the Board, which has the following objectives as its mandate:

     o   protect unitholder return on investment;

     o   provide for minimum monthly cash distributions to unitholders;

     o employ a portfolio approach to hedging by entering into a number of small positions that build upon each other;

     o participate in commodity price upturns to the greatest extent possible while limiting exposure to price downturns; and,

     o ensure profitability of specific oil and gas properties that are more sensitive to changes in market conditions.

The Trust uses both options and swaps to manage exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. The Trust considers these contracts to be effective economic hedges as they meet the objectives of the Trust's risk management mandate.

In response to the current commodity price environment, the Trust has updated its hedging strategy. Previously, the Trust's hedging portfolio consisted of a large number of costless transactions that mitigated the risk associated with downturns in commodity prices while limiting the Trust's upside participation in a rising price environment. The Trust's current strategy is to focus on price floor (put) structures that limit the Trust's exposure to downturns in commodity prices while allowing participation in commodity price increases.

During the fourth quarter, the Trust terminated certain crude oil and foreign currency contracts in response to its revised hedging strategy. The Trust paid $4.9 million to terminate certain contracts, consisting of a net payment (loss) of $29.4 million for the crude oil contracts and a net receipt (gain) of $24.5 million for the foreign currency contracts. Immediately following the termination of the contracts, the Trust entered into new crude oil floors and foreign currency swaps in accordance with its new hedging strategy. By terminating existing contracts and entering into the new contracts, the Trust was able to enter into contracts for a minimum specified price while maintaining approximately 85 per cent of the upside on the Trust's total production. The $4.9 million paid by the Trust on termination has been recorded as a reduction of cash flow from operations in the fourth quarter.

News Release - February 16, 2005
Page 7
--------------------------------------------------------------------------------


The Trust's commodity and foreign currency hedging transactions are undertaken with financially sound, credit worthy counterparties, to reduce exposure to credit risk. All contracts require approval of the Trust's Risk Management Committee prior to execution.

The following is a summary of contracts in place as at December 31, 2004. Refer to Note 10 of the consolidated financial statements for complete details of contracts in place at December 31, 2004.

----------------------------------------------------------------------------------------------------------------
                                                    2005                                2006 AND BEYOND(3)
----------------------------------------------------------------------------------------------------------------
                                                      CONTRACT    PERCENTAGE
                                                                      UPSIDE
                                                                    RETAINED
                                                 PRICES NET OF         ABOVE
                                   CONTRACT           PREMIUMS      CONTRACT         CONTRACT            AVERAGE
                                   VOLUME(2)          PRICE$(1)     PRICE (1)        VOLUME(2)  CONTRACT PRICE(1)
-----------------------------------------------------------------------------------------------------------------
Oil (bbl/d)                           13,000      US$38.06/bbl           83%              992       US$40.27/bbl
Natural gas (mcf/d)                   58,041       CDN$6.90/GJ           87%               --                 --
-----------------------------------------------------------------------------------------------------------------
Total boe/d(2)                        22,674      US$35.67/boe           85%              992       US$40.27/boe
-----------------------------------------------------------------------------------------------------------------
Total boe(3)                       8,277,093      US$35.67/boe           85%          181,000       US$40.27/boe
-----------------------------------------------------------------------------------------------------------------
AECO/NYMEX basis (mcf/d)               5,863      US$0.865/mcf            --               --                 --
-----------------------------------------------------------------------------------------------------------------
Foreign  currency
   (sell US$) (4)           US$146.7 Million          CDN$1.21            --    US$13 Million           CDN$1.21
Electricity (MW/h)                       120            $63.00            --              120             $63.00
Interest rates (5)           US$62.5 Million   LIBOR+38.25 bps            --  US$62.5 Million    LIBOR+38.25 bps
=================================================================================================================

(1) Oil prices, AECO basis and total BOE prices are in US$; natural gas, foreign currency and electricity are in CDN$. Prices represent average prices as of December 31, 2004. Average hedged prices are net of premiums and are calculated with reference to futures pricing at year end, detailed contract prices are contained in note 10 of the financial statements.

(2) Volumes represent average daily volume for oil, natural gas and electricity transactions for the entire period.

(3) The amounts presented for the remaining contract period represent contracts in place for commodity contracts to June 2006, for electricity until 2010 and for interest rate hedges until 2014.

(4) Total contract volume for foreign currency contracts represents the net USD notional amount for the respective term.

(5) A fixed interest rate of 4.62% has been swapped to a floating rate of LIBOR plus 38.25 basis points.

For 2004, the Trust had contracts in place for approximately 64 per cent of liquids production and 37 per cent of natural gas production resulting in approximately 49 per cent of production being hedged. As at December 31, 2004, the Trust has approximately 41 per cent of total 2005 production hedged with 49 per cent of liquids production hedged (13,000 barrels per day) at a net average price of US$38.06 per barrel and approximately 34 per cent of natural gas production (61,233 GJ per day) is hedged at an average price of $6.54 per GJ. Average prices are net of hedging premiums and are calculated with reference to futures pricing at year end. The Trust is committed to pay $29.4 million of premiums relating to put contracts entered into for 2005. The premiums on the put contracts will be recorded as a realized hedge loss when payment is made in a future period. The Trust's oil contracts are based on the WTI index and the majority of the Trust's natural gas contracts are based on the AECO monthly index.

The table below illustrates ARC's average hedged price, total corporate price in 2005 and commodity hedge gains and losses as a result of the Trust's 2005 commodity hedging program at various commodity prices. The foreign exchange table illustrates the gains and losses pursuant to the Trust's foreign exchange hedges at various CAD/USD exchange rates.

News Release - February 16, 2005
Page 8
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
                                                              2005 COMMODITY PRICE AND FOREIGN EXCHANGE
IMPACT OF 2005 HEDGING                                                     RATE ASSUMPTIONS
--------------------------------------------------------------------------------------------------------
OIL
Oil Price per barrel (US$/WTI)                                $  30.00  $  40.00   $   50.00   $  60.00
ARC's average hedged price (US$/barrel) (1)                      37.28     37.97       39.95      46.30
Average price on forecasted volumes (US$/WTI) (1)                33.56     39.01       45.09      53.31
Oil hedging gains (losses) CDN$ millions (2)                      34.3      (9.2)        (47)       (73)
--------------------------------------------------------------------------------------------------------
NATURAL GAS
Oil Price per barrel (CDN$/GJ)                                $   6.00  $   7.00   $    8.00   $   9.00
ARC's average hedged price (CDN$/GJ)                              6.43      6.77        7.56       8.25
Average price on forecasted volumes (CDN$/GJ)                     6.16      6.93        7.85       8.74
Natural gas hedging gains (losses) CDN$ millions                  14.9       2.8        (7.2)     (15.6)
--------------------------------------------------------------------------------------------------------
FOREIGN EXCHANGE
Foreign exchange rate (USD/CAD)                               $   0.78  $   0.80   $    0.82   $   0.84

Foreign exchange hedge gains (losses) CDN$ millions              (10.3)     (5.6)       (1.1)       3.1
========================================================================================================

(1) Incorporates the impact of hedging premiums.

(2) Based on foreign exchange rate assumption of CDN/US$0.80.


GAIN OR LOSS ON COMMODITY AND FOREIGN CURRENCY CONTRACTS

Gain or loss on commodity and foreign currency contracts comprise realized and unrealized gains or losses on commodity and foreign currency contracts that do not meet the requirements of an effective accounting hedge, even though the Trust considers all commodity and foreign currency contracts to be effective economic hedges. Accordingly, gains and losses on such contracts are shown as a separate expense in the statement of income.

The Trust recorded a loss on commodity and foreign currency contracts of $86.1 million in 2004, consisting of an unrealized fair value loss of $4 million and a realized loss of $82.0 million.

The following is a summary of the gain (loss) on commodity and foreign currency contracts for 2004:

---------------------------------------------------------------------------------------------------------
COMMODITY AND FOREIGN CURRENCY CONTRACTS          CRUDE OIL     NATURAL   FOREIGN        2004       2003
($ thousands)                                     & LIQUIDS         GAS  CURRENCY       TOTAL      Total
---------------------------------------------------------------------------------------------------------
Realized cash (loss) gain on contracts (1)         (109,558)     (6,457)   29,106     (86,909)   (21,653)
Non-cash gain on contracts (2)                           --       3,508     1,375       4,883      5,702
Non-cash amortization of opening deferred hedge
(loss) gain (3)                                     (15,974)     (3,894)    5,293     (14,575)        --
Unrealized (loss) gain on contracts, change in
fair value (4)                                       (4,749)     18,764    (3,482)     10,533         --
---------------------------------------------------------------------------------------------------------
TOTAL GAIN (LOSS) ON COMMODITY AND FOREIGN
CURRENCY CONTRACTS                                 (130,281)     11,921    32,292     (86,068)   (15,951)
=========================================================================================================

(1) Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.

(2) Non-cash gains of $4.9 million and $5.7 million for 2004 and 2003, respectively, represent non-cash amortization of deferred commodity and foreign currency contracts.

(3) Represents non-cash amortization of the opening deferred hedge loss of $14.6 million to income over the terms of the contracts in place at January 1, 2004. The opening deferred hedge loss has been fully amortized at December 31, 2004.

(4) The unrealized loss on contracts represents the change in fair value of the contracts during the period. The fair value of the contracts was a loss of $14.6 million at January 1, 2004 and a loss of $4 million at December 31, 2004.

The 2004 $86.1 million loss on commodity and foreign currency contracts consisted of a realized (cash) loss of $86.9 million, an unrealized (non-cash) fair value loss of $4 million, and a non-cash gain of $4.9 million.

The unrealized loss on commodity and foreign currency contracts reflects the change in the fair value of commodity and foreign exchange contracts during each reporting period. To the end of the third quarter of 2004, the Trust had recorded an unrealized fair value loss of $63.6 million on commodity and foreign currency contracts. During the fourth quarter of 2004, the Trust recorded an unrealized gain of $59.6 million on commodity and foreign currency contracts to arrive at a net year-to-date loss of $4 million. The significant unrealized gain recorded in the

News Release - February 16, 2005
Page 9
--------------------------------------------------------------------------------


fourth quarter was attributed to the termination of existing contracts and entering into new contracts at higher effective hedged prices. At the same time, the decrease in forward prices from September 30, 2004 to December 31, 2004 also contributed to the unrealized gain in the fourth quarter. In 2003, there were no unrealized gains or losses on commodity and foreign currency contracts, as all contracts were deemed to be effective accounting hedges up to December 31, 2003.

OPERATING NETBACKS

The Trust's operating netback, after realized hedging losses, increased six per cent to $23.46 per boe 2004 compared to $22.16 per boe in 2003. The increase in netbacks in 2004 is due to higher realized prices.

The netbacks incorporate realized losses on commodity and foreign currency contracts of $3.94 per boe for 2004, compared to losses of $0.80 per boe in 2003. Fair value loss on commodity and foreign currency contracts of $4 million in 2004 were not recorded as a reduction of the netback.

The components of operating netbacks are shown below:

----------------------------------------------------------------------------------------------------------
                                                                                          2004       2003
----------------------------------------------------------------------------------------------------------
NETBACK                                                      Oil       Gas     NGL       TOTAL      Total
                                                          ($/bbl)   ($/mcf) ($/bbl)     ($/BOE)    ($/boe)
----------------------------------------------------------------------------------------------------------
Weighted average sales price (1)                           47.03      6.78   39.04       43.13      38.09
Other revenue                                                 --        --      --        0.19       0.18
----------------------------------------------------------------------------------------------------------
Total revenue                                              47.03      6.78   39.04       43.32      38.27
Royalties                                                  (8.30)    (1.39) (10.72)      (8.51)     (7.61)
Transportation (1)                                         (0.19)    (0.20)     --       (0.71)     (0.60)
Operating costs (3)                                        (8.46)    (0.93)  (5.28)      (6.71)     (7.10)
----------------------------------------------------------------------------------------------------------
Netback prior to hedging                                   30.08      4.26   23.04       27.39      22.96
Loss on commodity and foreign currency contracts(2)        (9.41)    (0.05)     --       (3.94)     (0.80)
----------------------------------------------------------------------------------------------------------
Netback after hedging                                      20.67      4.21   23.04       23.45      22.16
==========================================================================================================

(1) 2003 revenue and transportation costs have been reclassified to reflect revenue prior to transportation costs. Previously, revenue was presented net of transportation cost. This reclassification did not impact the netback.

(2) Excludes unrealized fair value loss on commodity and foreign currency contracts of $4 million in 2004 (nil in 2003).

(3) Operating expenses are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.

Royalties increased to $8.51 per boe in 2004 compared to $7.61 per boe in 2003. Royalties are calculated and paid based on commodity revenue net of associated transportation costs and before any commodity hedging gains or losses. Royalties as a percentage of pre-hedged commodity revenue net of transportation costs remained unchanged at 20 per cent.

Operating costs, net of processing income, remained relatively consistent at $139.7 million in 2004 compared to $140.7 million in 2003. Operating costs per boe decreased five per cent to $6.71 per boe in 2004 compared to $7.10 per boe in 2003. Despite higher average production in 2004, total operating costs remained relatively constant as a result of two property divestitures, one in the third quarter of 2003 and one in the second quarter of 2004, which carried higher proportionate operating costs per boe. The increased natural gas weighting of the Trust's 2004 production also served to reduce operating costs in total and per boe as natural gas production typically incurs a lower operating cost than oil. In addition, cost adjustments on ARC's non-operated properties for pre-2003 production periods negatively impacted the Trust's operating costs in 2003. The cost savings realized in 2004 from higher cost property divestitures and increased natural gas production were somewhat offset by the impact of higher costs of services throughout the industry particularly for service rigs, trucking costs and mechanical services.

The Trust expects the trend of increasing costs to continue in 2005 as the demand for services is expected to continue at unprecedented levels. Consequently, ARC expects 2005 operating costs to increase slightly from 2004 levels to approximately $7.00 per boe.

Effective for 2004, ARC's transportation costs have been presented as an expense in the statement of income whereas previously they were recorded as a reduction of revenue. For comparative purposes, 2003 amounts have been reclassified. Transportation costs as presented in the statement of income are defined by the point of legal transfer of the product. Transportation costs are dependent upon where the product is sold, product split, location of properties, and industry transportation rates. For the majority of ARC's gas production, legal title transfers at the

News Release - February 16, 2005
Page 10
--------------------------------------------------------------------------------


intersection of major pipelines (referred to as "the Hub") whereas the majority of ARC's oil production is sold at the outlet to the field oil battery. Consequently, there are higher transportation costs incurred directly by ARC with gas production due to the distance from the wellhead to the Hub. Transportation costs increased 18 per cent to $0.71 per boe in 2004 compared to $0.60 per boe in 2003.

GENERAL AND ADMINISTRATIVE EXPENSES AND TRUST UNIT INCENTIVE COMPENSATION

Cash general and administrative expenses ("G&A"), net of overhead recoveries on operated properties increased to $21.4 million ($1.03 per boe) in the 2004 from $19.1 million ($0.96 per boe) in 2003. Increases in cash G&A expenses in total and per boe for 2004 relative to 2003 were the result of the Star acquisition and increasing costs to manage the business associated with increased staff levels. As well, due to unprecedented levels of activity for ARC and for the industry as a whole in 2004, the costs associated with hiring, compensating and retaining employees and consultants has risen. It is essential for the Trust to maintain competitive compensation levels to ensure that we continue to attract and retain the most qualified individuals.

A non-cash trust unit incentive compensation expense ("non-cash compensation expense") of $8.1 million ($0.39 per boe) was recorded in 2004 compared to $3.5 million ($0.18 per boe) in 2003. This non-cash amount relates to both the Trust Unit Incentive Rights Plan ("Rights Plan") and the Whole Trust Unit Incentive Plan.

The $5.2 million non-cash expense for the Rights Plan was determined based upon the prospective adoption of a fair value calculation. Only the rights that were issued on or after January 1, 2003 are subject to valuation and expense in the statement of income.

Previously, the Trust recorded compensation expense for the rights based on the intrinsic value methodology which resulted in the expense amount being based on the underlying trust unit price at each period end. In accordance with CICA Handbook Section 3870, an entity may apply an intrinsic value methodology if it is impossible to estimate a fair value at grant date, and in particular, for situations where there is a declining exercise price which is subject to uncertainty. In the fourth quarter of 2004, the Trust adopted the fair value methodology of valuation of the rights based on certain assumptions and estimates. The Trust was enabled to determined fair value estimates given that the rights plan has now been discontinued, the remaining vesting period of rights is more determinable and there is more predictability regarding future distributions and future reductions in the rights exercise price. As the change in methodology qualifies as a change in estimate under accounting standards, the fair value methodology has been applied prospectively without restatement of prior periods.

The Trust has estimated the fair value of the rights issued in 2003 and 2004 based on the following assumptions and estimates:

--------------------------------------------------------------------------------
                                                                           2004
--------------------------------------------------------------------------------
Expected annual dividend                                                  $1.80
Expected annual right's exercise price reduction                          $0.72
Expected volatility                                                       13.2%
Risk-free interest rate                                                    3.7%
Expected life of rights (years)                                             1.1
Expected annual forfeitures (per cent)                                        0
--------------------------------------------------------------------------------

As at December 31, 2004, the fair value calculation resulted in cumulative expense of $8.7 million compared to the $10.2 million recorded as cumulative compensation expense to September 30, 2004 under the intrinsic value methodology. The $1.5 million was recorded as compensation recovery in the fourth quarter of 2004. The remaining future fair value of the rights of $3.7 million will be recognized in earnings over the remaining vesting period of the rights outstanding.

In March 2004, the Board of Directors upon recommendation by the Compensation Committee, approved a new Whole Unit Plan to replace the existing Rights Plan for new awards granted subsequent to the first quarter of 2004. The new Whole Unit Plan will result in employees, officers and directors (the "plan participants") receiving cash compensation in relation to the value of a specified number of underlying trust units. The Whole Unit Plan consists of Restricted Trust Units ("RTU's") for which the number of trust units is fixed and that will vest over a period of three years and Performance Trust Units ("PTU's") for which the number of trust units is variable and will vest at the end of three years. The Trust issued 226,837 RTU's and 128,908 PTU's to employees, officers and directors in 2004, of which 2,439 RTU's and 577 PTU's were subsequently forfeited in 2004. Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions. The cash compensation issued upon vesting of the PTU's is dependent upon the future performance of the Trust compared to its peers based on certain key industry benchmarks. The value associated with the RTU's and PTU's will be expensed in the statement of income over the vesting period with the expense amount being determined by the trust unit price, the number of PTU's to be issued on vesting, and distributions.

News Release - February 16, 2005
Page 11
--------------------------------------------------------------------------------


Therefore, the expense recorded in the statement of income may fluctuate over time. The $1.9 million ($0.14 per boe) non-cash expense attributed to the new Whole Unit Plan is based on 352,729 committed trust units under the Whole Unit Plan as at December 31, 2004. The 2004 expense consists of a short-term portion of $1 million and a long-term portion of $1.9 million. Under the new Whole Unit Plan, a non-cash expense will be recorded each period in the statement of income. A realization of the expense and a resulting reduction in cash flow will occur each year when a cash payment is made upon vesting in the second quarter of each year. The Whole Unit Plan expense does not impact cash flow until a cash payment is made.

The following is a breakdown of G&A and trust unit incentive compensation expense:

---------------------------------------------------------------------------------------------------
G&A AND TRUST UNIT INCENTIVE COMPENSATION EXPENSE                   2004         2003     % Change
($ thousands except per boe)
---------------------------------------------------------------------------------------------------
G&A expenses                                                      30,733       25,346           21
Operating recoveries                                              (9,307)      (6,250)          49
---------------------------------------------------------------------------------------------------
Cash G&A expenses                                                 21,426       19,096           12
Non-cash compensation - Rights Plan                                5,171        3,470           49
Accrued cash compensation - Whole Unit Plan                        2,915           --           --
---------------------------------------------------------------------------------------------------
Total G&A and trust unit incentive compensation expense           29,512       22,566           31
---------------------------------------------------------------------------------------------------
Cash G&A expenses per boe                                           1.03         0.96            7
Total G&A and trust unit incentive
compensation expense per boe                                        1.42         1.14           25
===================================================================================================

The Trust expects 2005 G&A costs, excluding non-cash G&A associated with the Trust's Rights Plan and Whole Unit Plan, to be approximately $1.25 per boe. In addition, the Trust expects 2005 non-cash G&A of approximately $0.30 per boe for the non-cash trust unit incentive compensation expense associated with the Rights Plan and Whole Unit Plan. The increasing G&A costs in 2005 are the result of higher compensation levels associated with hiring and retaining the most qualified employees and consultants as it is expected that the robust levels of activity will continue throughout the industry in 2005.

INTEREST EXPENSE

Interest expense decreased to $13.3 million 2004 from $18.5 million in 2003. The decrease in interest expense is attributed to a lower average debt balance in 2004 compared to 2003 as a result of increased cash flow and a higher portion of the Trust's 2004 capital program having been cash funded.
The following is a summary of the debt balance and interest expense for 2004 and 2003:

---------------------------------------------------------------------------------------------------
INTEREST EXPENSE                                                    2004         2003     % Change
($ thousands)
---------------------------------------------------------------------------------------------------
Period end debt balance (1)                                      220,549      232,402           (5)
         Fixed rate debt                                         220,259       84,006          162
         Floating rate debt                                          290      148,396         (100)
---------------------------------------------------------------------------------------------------
Interest expense before interest rate swaps (2)                   14,675       18,482          (21)
Gain on interest rate hedge                                      (1,355)           --           --
---------------------------------------------------------------------------------------------------
Net interest expense (3)                                          13,320       18,482          (28)
===================================================================================================

(1) Includes both long-term and current portions of debt.

(2) The interest rate swap was designated as an effective hedge for accounting purposes whereby actual realized gains and losses are netted against interest expense.

(3) 2003 interest expense excludes interest on convertible debentures.

FOREIGN EXCHANGE GAINS AND LOSSES

The Trust recorded a gain of $20.7 million ($1.00 per boe) on foreign exchange transactions compared to a gain of $18.6 million ($0.94 per boe) in 2003. These amounts include both realized and unrealized foreign exchange gains and losses. Unrealized foreign exchange gains and losses are due to revaluation of U.S. denominated debt balances. The volatility of the Canadian dollar during the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. The unrealized gain/loss impacts net income but does not impact cash flow as it is a non-cash amount. Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments and hedging settlements.

News Release - February 16, 2005
Page 12
--------------------------------------------------------------------------------


The following is a breakdown of the total foreign exchange gain (loss):

---------------------------------------------------------------------------------------------------
FOREIGN EXCHANGE GAIN (LOSS)                                        2004         2003     % Change
($ thousands except per boe)
---------------------------------------------------------------------------------------------------
Unrealized gain  on U.S. denominated debt                         21,923       18,700           17
Realized (loss) on U.S. denominated debt repayments               (3,495)          --           --
Realized gain (loss) on U.S. denominated transactions              2,285        (136)           --
---------------------------------------------------------------------------------------------------
TOTAL FOREIGN EXCHANGE GAIN                                       20,713       18,564           12
---------------------------------------------------------------------------------------------------
TOTAL FOREIGN EXCHANGE GAIN  PER BOE                                1.00         0.94            6
===================================================================================================

TAXES

Capital taxes paid or payable by ARC, based on debt and equity levels at the end of the year, amounted to $2.8 million in 2004 compared to $1.8 million in 2003. The increase in 2004 capital taxes was attributed to the higher taxable capital base as a result of the Star acquisition as well as a lower installment base for the first quarter of 2003 due to prior year excess installments having been made.

DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION

The depletion, depreciation and accretion ("DD&A") rate increased slightly to $11.51 per boe in 2004 from $11.02 per boe in 2003. The higher DD&A rate is due to the Star acquisition in the second quarter of 2003 for which the Trust recorded a higher proportionate cost per barrel of proved reserves of the acquired Star properties compared to the existing ARC properties. In addition, the higher asset retirement obligation recorded in 2004 has resulted in higher accretion expense in 2004.

A breakdown of the DD&A rate is a follows:

---------------------------------------------------------------------------------------------------
DD&A RATE                                                           2004         2003     % Change
($ thousands except per boe amounts)
---------------------------------------------------------------------------------------------------
Depletion of oil & gas assets (1)                                235,094      215,593            9
Accretion of asset retirement obligation (2)                       4,580        2,958           55
---------------------------------------------------------------------------------------------------
Total DD&A                                                       239,674      218,551           10
DD&A Rate per boe                                                  11.51        11.02            4
===================================================================================================

(1) Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the property, plant and equipment ("PP&E") balance and is being depleted over the life of the reserves.

(2) Represents the accretion expense on the asset retirement obligation during the period.

The costs subject to depletion included $42.3 million relating to the capitalized portion of the asset retirement obligation as at December 31, 2004 ($41.1 million as at December 31, 2003), net of accumulated depletion.

CAPITAL EXPENDITURES AND NET ACQUISITIONS

Total capital expenditures, excluding acquisitions and dispositions, totaled $193.8 million in 2004 compared to $155.8 million in 2003. This amount was incurred on drilling and completions, geological, geophysical and facilities expenditures, as ARC continues to develop its asset base. The significant increase in 2004 capital expenditures relative to 2003 is due to a larger capital development program in 2004 to capture value from increased development opportunities as a result of the Star acquisition.

In addition to the capital expenditures, the Trust completed net property dispositions of $58.2 million, net of post closing adjustments, in 2004. The Trust also completed two corporate acquisitions, United Prestville, in June 2004, for total consideration of $30.6 million and Harrington & Bibler, in December 2004, for total consideration of $41.4 million. Both corporate acquisitions were undertaken by the Trust to increase the Trust's ownership interest in existing key properties.

The capital expenditures resulted in an increase in oil and gas reserves, before dispositions, as detailed in the February 16, 2005 Year End Reserves Press Release.

News Release - February 16, 2005
Page 13
--------------------------------------------------------------------------------


A breakdown of capital expenditures and net acquisitions is shown below:

---------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES ($ thousands)                                  2004         2003     % Change
---------------------------------------------------------------------------------------------------
Geological and geophysical                                         5,388        5,671           (5)
Drilling and completions                                         144,487      110,277           31
Plant and facilities                                              41,089       36,457           13
Other capital                                                      2,820        3,359          (16)
---------------------------------------------------------------------------------------------------
Total capital expenditures                                       193,784      155,764           24
---------------------------------------------------------------------------------------------------
Producing property acquisitions (1)                                 (529)      14,783         (104)
Producing property dispositions (1)                              (57,691)    (176,392)          67
Corporate acquisitions (2)                                        72,009      721,590          (90)
---------------------------------------------------------------------------------------------------
Total capital expenditures and net acquisitions                  207,573      715,745          (71)
---------------------------------------------------------------------------------------------------
Total capital expenditures financed with cash flow               110,846      106,625            4
Total capital expenditures financed with debt & equity            96,727      609,120          (84)
===================================================================================================

(1) Value is net of post-closing adjustments.

(2) Represents total consideration for the transactions, including fees but is prior to the related future income tax liability and working capital assumed on acquisition.

ARC expects to undertake significant development projects in 2005 to fully execute the capital program of approximately $240 million.

ASSET RETIREMENT OBLIGATION AND RECLAMATION FUND

At December 31, 2004, the Trust has recorded an Asset Retirement Obligation ("ARO") of $73 million ($66.7 million at December 31, 2003) for future abandonment and reclamation of the Trust's properties. The ARO increased by $4.9 million during 2004 as a result of liabilities associated with the acquisitions of United Prestville and Harrington & Bibler, and with additional wells drilled in 2004, partially offset by the sale of properties in the second quarter of 2004. The ARO further increased by $4.6 million for accretion expense in 2004 ($3 million in 2003) and was reduced by $3.2 million ($2.2 million in 2003) for actual abandonment expenditures incurred in 2004. The Trust did not record a gain or loss on actual abandonment expenditures incurred in 2004 as the costs closely approximated the liability value included in the ARO.

ARC contributed $6 million cash to its reclamation fund in 2004 ($5.5 million in 2003) and earned interest of $1.2 million ($0.7 million in 2003) on the fund balance. The fund balance was reduced by $3.1 million for cash-funded abandonment expenditures in 2004 ($1.9 million in 2003). This fund, invested in money market instruments, is established to provide for future abandonment and reclamation liabilities. Future contributions are currently set at approximately $6 million per year over 20 years in order to provide for the total estimated future abandonment and reclamation costs that are to be incurred over the next 61 years.

A breakdown of the Trust's capital structure is as follows:

CAPITALIZATION, FINANCIAL RESOURCES AND LIQUIDITY

---------------------------------------------------------------------------------------------------
($ thousands except per unit and per cent amounts)                           2004             2003
---------------------------------------------------------------------------------------------------
Long-term debt                                                            211,834          223,355
Short-term debt                                                             8,715            9,047
Working capital deficit (surplus) excluding short-term debt (1)            44,293           29,669
---------------------------------------------------------------------------------------------------
Net debt obligations                                                      264,842          262,071
Units outstanding and issuable for exchangeable shares (thousands)        188,804          182,777
Market price per unit at end of period                                      17.90            14.74
Market value of trust units and exchangeable shares                     3,379,592        2,694,133
Total capitalization (2)                                                3,644,434        2,956,204
---------------------------------------------------------------------------------------------------
Net debt as a percentage of total capitalization                             7.3%             8.9%
Net debt obligations                                                      264,842          262,071
Cash flow from operations                                                 448,033          396,180
Net debt to cash flow                                                         0.6              0.7
===================================================================================================

News Release - February 16, 2005
Page 14
--------------------------------------------------------------------------------


(1) The 2004 working capital deficit excludes the balances for commodity and foreign currency contracts.

(2) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

On April 27, 2004, the Trust completed the issuance of US$125 million of long-term secured notes ("US Notes") via a private placement to a small group of Canadian and United States financial institutions and insurance companies. The notes were issued in two tranches of US$62.5 million each. The first tranche of US$62.5 million has a final life of 10 years (average life of 7.5 years) and pays a semi-annual coupon of 4.62 per cent per annum. The second tranche of US$62.5 million has a final life of 12 years (average life of 10 years) and pays a semi-annual coupon of 5.10 per cent per annum. Repayments of the notes will occur in years 2009 through 2016.

The Trust consolidated its five credit facilities into one syndicated credit facility with a total borrowing base of $620 million in the second quarter of 2004. The syndication of the credit facilities did not impact the Trust's borrowing base nor did it impact other key terms of the credit facility such as security or covenants. Borrowing rates under the syndicated facility decreased slightly. ARC Resources' and ARC (Sask) Trust's oil and gas properties continue to secure the debt. The next annual credit review will occur in April 2005 with the expectation that the current agreement will be renewed under identical or similar terms and conditions.

The following is a summary of total debt outstanding at the end of the year:

---------------------------------------------------------------------------------------------------
TOTAL DEBT                                                                    2004            2003
($ thousands)
---------------------------------------------------------------------------------------------------
REVOLVING CREDIT FACILITIES
     Working capital facility, current                                         290              --
     CAD credit facility, 364 day revolving                                     --         111,298
     USD credit facility, 364 day revolving                                     --          37,098
SENIOR SECURED NOTES (1)
     US$35 million, 8.05%, 2004 - 2008                                      33,701          45,234
     US$30 million, 4.94%, 2006 - 2010                                      36,108          38,772
LONG-TERM NOTES (1)
     US$62.5 million, 4.62%, 2009 - 2014                                    75,225              --
     US$62.5 million, 5.10%, 2011 - 2016                                    75,225              --
---------------------------------------------------------------------------------------------------
TOTAL DEBT OUTSTANDING, LONG-TERM AND CURRENT                              220,549         232,402
Current portion of debt                                                      8,715           9,047
Long-term portion of debt                                                  211,834         223,355
===================================================================================================

(1) Both the senior secured notes and the long-term notes rank pari passu to the revolving credit facilities.

Concurrent with the issuance of the Long-term Notes, the Trust entered into interest rate swap transactions to effectively convert the fixed interest rate on US$62.5 million of the US Notes into a floating rate, based on the three month LIBOR rate plus 38.25 basis points, in order to capitalize on historic low interest rates in the United States. As a result, the Trust effectively issued US$125 million notes at an average rate of 3.3 per cent, with this rate increasing by one half of a percentage point for every one percentage point increase in short-term U.S. interest rates. The short-term US LIBOR interest rate was 2.6 per cent at December 31, 2004.

As at December 31, 2004, the Trust had a working capital deficiency excluding short-term debt, of $48.3 million. Included in the working capital deficit is a net current liability of $4 million for the fair value loss on commodity and foreign currency contracts under new hedge accounting guidelines implemented in 2004. Excluding the Trust's net current liability for commodity and foreign currency contracts and short-term debt, the Trust had a working capital deficit of $44.3 million at December 31, 2004.

The Trust's working capital deficit, excluding the net liability for commodity and foreign currency contracts, was significantly higher at December 31, 2004 compared to December 31, 2003. The Trust fully funded the $41.4 million Harrington & Bibler acquisition on December 31, 2004 with cash.

December 31, 2004 net debt to total capitalization was 7.3 per cent and net debt to annual 2004 cash flow was approximately 0.6 times (0.7 times as at December 31, 2003).

News Release - February 16, 2005
Page 15
--------------------------------------------------------------------------------


The Trust intends to finance a portion of the $240 million 2005 capital program with cash flow, proceeds of the distribution reinvestment program and the remainder will be financed with debt.

UNITHOLDERS' EQUITY

At December 31, 2004, there were 188.8 million trust units issued and issuable for exchangeable shares, a three per cent increase from the 182.8 million trust units issued and issuable for exchangeable shares at December 31, 2003. The increase in the number of trust units outstanding is attributable to two million trust units issued as consideration for the acquisition of United Prestville at a price of $15.00 per trust unit, 1.9 million trust units issued pursuant to the Distribution Reinvestment Incentive Plan ("DRIP") at an average price of $14.72 per trust unit, 1.7 million trust units issued pursuant to the exercise of employee rights at an average price of $11.70 per trust unit, and 0.4 million trust units issued upon conversion of exchangeable shares.

The Trust made its final issuance of 27,000 additional rights under the Rights Plan during the first quarter of 2004. There will be no future issuances of rights as the rights plan was replaced with a new Whole Unit Plan in the second quarter of 2004. The existing rights plan will be in place until the remaining three million rights outstanding as of December 31, 2004 are exercised or cancelled. The holder has the option to exercise the rights at the original grant price or a price which is adjusted downward over time by the amount, if any, of the annual distributions that exceed 10 per cent of the net book value of the property, plant and equipment. The rights have a five-year term and vest equally over three years from the date of grant. Rights to purchase three million trust units at an average adjusted exercise price of $10.92 were outstanding at December 31, 2004. These rights have an average remaining contractual life of 3.1 years and expire at various dates to March 22, 2009. Of the rights outstanding at December 31, 2004, a total of 0.8 million were exercisable at that time.

The Whole Unit Plan introduced in March 2004 is a cash compensation plan for employees, officers and directors of the Trust and does not involve any units being issued from treasury. The Trust has made provisions whereby employees may elect to have trust units purchased for them on the market with the cash received upon vesting.

Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions.

NON-CONTROLLING INTEREST

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares of ARL in accordance with new accounting requirements pursuant to EIC-151 (see Note 3 of the consolidated financial statements for further discussion). The intent of the new standard is that exchangeable shares of a subsidiary which are transferable to third parties, outside of the consolidated entity, represent a non-controlling interest in the subsidiary.

The exchangeable shares of ARL are publicly traded and therefore are transferable to third parties. In all circumstances, including in the event of the liquidation or insolvency of ARL, holders of exchangeable shares will receive Trust units in exchange for their exchangeable shares and as a result the exchangeable shares and Trust units are considered to be economically equivalent. Therefore, the Trust does not believe that there is a permanent non-controlling interest as all exchangeable shares will ultimately be exchanged for Trust units by passage of time whereby ARL will redeem the exchangeable shares for Trust units. Consequently, as the exchangeable shares are exchanged for Trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for Trust units on or before August 29, 2012. However, the Trust has reflected the non-controlling interest in accordance with the requirements of EIC-151.

The non-controlling interest in 2004 of $36 million ($36.3 million in 2003) on the consolidated balance sheet represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in 2004 and 2003 net income, respectively, of $4 million and $5.6 million, represents the net income attributable to the exchangeable shareholders for 2004 and 2003. As the exchangeable shares are converted to Trust units, Unitholders' capital is increased for the book value of the Trust units issued.

As at December 31, 2004 there were 1.8 million exchangeable shares of ARL outstanding at exchange ratio of 1.67183 whereby three million Trust units would be issuable upon conversion. The exchangeable shares can be converted into Trust units or redeemed by the exchangeable share holder for Trust units at any time. ARL may redeem all outstanding exchangeable shares on or before August 29, 2012 and may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 100,000 shares. ARL may issue cash or Trust units upon redemption of exchangeable shares and it is the intention to issue Trust units upon redemption.

News Release - February 16, 2005
Page 16
--------------------------------------------------------------------------------


CASH DISTRIBUTIONS

ARC declared cash distributions of $330 million ($1.80 per unit), representing 74 per cent of 2004 cash flow compared to cash distributions of $279.3 million ($1.80 per unit), representing 71 per cent of cash flow in 2003. The remaining 26 per cent of 2004 cash flow ($118 million) was used to fund 57 per cent of ARC's 2004 capital expenditures ($110.8 million), and make contributions, including interest, to the reclamation fund ($7.2 million). The actual amount of cash flow withheld to fund the Trust's capital expenditure program is dependent on the commodity price environment and is at the discretion of the Board of Directors.

Cash flow and cash distributions in total and per unit for 2004 and 2003 were as follows:

----------------------------------------------------------------------------------------------------------
2004 CASH FLOW AND DISTRIBUTIONS                       ($ millions)                     ($ per unit)
----------------------------------------------------------------------------------------------------------
                                                  2004       2003   % Change       2004     2003 % Change
----------------------------------------------------------------------------------------------------------
Cash flow from operations                        448.0      396.2         13       2.45     2.61       (6)
Reclamation fund contributions (1)                (7.2)      (6.2)        16      (0.04)   (0.04)      --
Capital expenditures funded with cash flow      (110.8)    (106.6)         4      (0.61)   (0.70)     (13)
Interest on convertible debentures                  --       (4.1)        --         --    (0.03)      --
Other (2)                                           --         --         --         --    (0.04)      --
----------------------------------------------------------------------------------------------------------
Cash distributions                               330.0      279.3         18       1.80     1.80       --
==========================================================================================================

(1) Includes interest income earned on the reclamation fund balance that is retained in the reclamation fund.

(2) Other represents the difference due to cash distributions paid being based on actual units at each distribution date whereas per unit cash flow, reclamation fund contributions and capital expenditures funded with cash flow are based on weighted average trust units in the year.

Monthly cash distributions for the first quarter of 2005 have been set at $0.15 per trust unit subject to monthly review based on commodity price fluctuations. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time.

TAXATION OF CASH DISTRIBUTIONS

Cash distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the trust units held. The following relates to taxation of Canadian unitholders. For a more detailed breakdown and for tax information for foreign or U.S. investors, please visit our website at www.arcenergytrust.com.

For 2004, cash distributions paid in the calendar year will be 94 per cent return on capital (taxable) and six per cent return of capital (tax deferred). The increase in the taxable portion of distributions to 94 per cent is the result of increasing commodity prices and in turn increasing cash flow of the Trust. Actual taxable amounts may differ from the estimated amount as they are dependent on commodity prices experienced throughout the year. Changes in the estimated taxable and deferred portion of the distributions will be announced quarterly.

The exchangeable shares of ARC Resources Ltd. ("ARL"), a corporate subsidiary of the Trust, may provide a more tax-effective basis for investment in the Trust. The ARL exchangeable shares are traded on the TSX under the symbol "ARX" and are convertible into trust units, at the option of the shareholder, based on the then current exchange ratio. Exchangeable shareholders are not eligible to receive monthly cash distributions, however the exchange ratio increases on a monthly basis by an amount equal to the current month's trust unit distribution multiplied by the then current exchange ratio and divided by the 10 day weighted average trading price of the trust units at the end of each month. The gain realized as a result of the monthly increase in the exchange ratio is taxed, in most circumstances, as a capital gain rather than income and is therefore subject to a lower effective tax rate. Tax on the exchangeable shares is deferred until the exchangeable share is sold or converted into a trust unit.

News Release - February 16, 2005
Page 17
--------------------------------------------------------------------------------


OBJECTIVES AND 2005 OUTLOOK

It is the Trust's objective to provide the highest possible long-term returns to unitholders by focusing on the key strategic objectives of the business plan. The Trust has provided unitholders with the following one, three and five year returns:

--------------------------------------------------------------------------------------------
TOTAL RETURNS                                             ONE YEAR   THREE YEAR   FIVE YEAR
($ per trust unit except for per cent)
--------------------------------------------------------------------------------------------
Distributions per trust unit                                1.80          5.16        9.48
Capital appreciation per trust unit                         3.16          5.80        9.15
--------------------------------------------------------------------------------------------
TOTAL RETURN PER TRUST UNIT                            $    4.96     $   10.96    $  18.63
ANNUALIZED TOTAL RETURN PER TRUST UNIT                      33.6%         29.3%       34.5%
============================================================================================

To the end of 2004, the Trust has provided cumulative cash distributions of $14.24 per trust unit and capital appreciation of $7.90 per trust unit for a total return of $22.14 per trust unit (24.3 per cent annualized total return) for unitholders who invested in the Trust at inception.

The key future objectives of the Trust's business plan, as identified below, are reviewed by the Board annually. The Trust was successful in meeting all of its' objectives in 2004 which are individually addressed below.

    o ANNUAL RESERVE REPLACEMENT - The Trust incurred a slight decrease in 2004 reserves as a result of the divestment of non-core assets in 2004. However, the Trust's change in oil and gas reserves excluding the disposition validated the successful nature of the Trust's internal development program in 2004.

    o ENSURING ACQUISITIONS ARE STRATEGIC AND ENHANCE UNITHOLDER RETURNS - The Trust completed two small corporate acquisitions in 2004 that resulted in increased ownership in certain key properties and provide for future development potential for the Trust.

    o CONTROLLING COSTS - Costs of developing properties, operating costs and G&A expenses - In 2004, the Trust continued to closely monitor operating expenses and divested of higher cost properties. This resulted in relatively unchanged operating costs despite increasing cost trends throughout the industry in 2004. The Trust realized lower interest expense due to lower debt levels in 2004. Cash G&A expenses increased only slightly in 2004 as a result of increased industry competition for employees that resulted in increased compensation levels. Despite high industry demand and increasing costs of service throughout the industry. The Trust's three year average cost of developing properties is expected to be one of the lowest in the trust sector as disclosed in a press release dated February 15, 2005 on year end 2004 oil and gas reserves.

    o ACTIVELY HEDGING A PORTION OF THE TRUST'S PRODUCTION TO PROTECT MINIMUM DISTRIBUTIONS - The Trust updated its hedging strategy in late 2004 with the objective of maintaining cash flow and distributions while allowing the trust to participate in a greater portion of the upside in a rising commodity price environment.

    o CONSERVATIVE UTILIZATION OF DEBT - The Trust's debt levels were under 10 per cent of total capitalization and debt to 2004 cash flow was 0.6 times for the year ended 2004.

    o CONTINUOUSLY DEVELOPING THE EXPERTISE OF OUR STAFF AND SEEKING TO HIRE AND RETAIN THE BEST IN THE INDUSTRY - the Trust continued to assess compensation levels in the industry to ensure that the Trust's compensation is competitive so as to ensure that we can attract and retain the best employees. In addition, the Trust implemented a new whole unit plan that is a long-term incentive based plan for all employees of the Trust.

    o DEMONSTRATING LEADERSHIP -The Trust led an industry initiative to lobby the Province of Alberta to provide limited liability protection for investors in income and royalty trusts. On July 1, 2004, limited liability protection was put in place for Alberta registered trusts. ARC continues to be viewed as an industry leader on this and other industry initiatives.

    o PROMOTING THE USE OF PROVEN AND EFFECTIVE TECHNOLOGIES - The Trust continues to research new technologies in an effort to conduct its operations in the most efficient and cost effective manner.

    o BEING AN INDUSTRY LEADER IN THE ENVIRONMENT, HEALTH AND SAFETY AREA - The Trust was recognized as a Gold Champion Level Reporter again in 2004 under the Canada Climate Change VCR initiative for reducing greenhouse gas emissions. In addition the Trust continues to focus on safety as a number one consideration in conducting its operations.

    o CONTINUING TO ACTIVELY SUPPORT LOCAL INITIATIVES IN THE COMMUNITIES IN WHICH WE OPERATE AND LIVE - The Trust is very actively involved in charitable and philanthropic causes both in Calgary and in the rural communities in which it operates. ARC continued to be a strong supporter of the United Way, Alberta Cancer Foundation, Alberta Children's Hospital and many community organizations in rural centres.

News Release - February 16, 2005
Page 18
--------------------------------------------------------------------------------


During 2005, ARC will continue to be active with a robust drilling and development program on its diverse asset base. The $240 million capital expenditure budget for 2005 is the largest in the Trust's history excluding acquisitions. The Trust will prudently deploy capital with a balanced drilling program of low and moderate risk wells. The 2004 drilling program resulted in a 99 per cent success rate. The Trust continues to focus on major properties with significant upside, with the objective to replace production declines through internal development opportunities.

The low debt levels and strong working capital position provide the Trust with the financial flexibility to fund the 2005 capital expenditure program and be poised to take advantage of accretive acquisition opportunities.

Following is a summary of the Trust's 2005 Guidance issued by way of press release on January 3, 2005:

                                                         2005 GUIDANCE        ACTUAL 2004       % CHANGE
---------------------------------------------------------------------------------------------------------
PRODUCTION (BOE/D)                                              54,800             56,870             (4)
---------------------------------------------------------------------------------------------------------
EXPENSES ($/BOE):
     Operating Costs                                              7.00               6.71              4
     Transportation                                               0.70               0.71             (1)
     G&A expenses - cash                                          1.25               1.03             21
     G&A expenses - stock compensation plans                      0.30               0.39            (23)
     Interest                                                     0.75               0.64             17
     Taxes                                                        0.15               0.14              7
---------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES ($ MILLIONS)                                  240                194             24
---------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE TRUST UNITS (MILLIONS)                          191.0              183.1              3
=========================================================================================================

2005 CASH FLOW AND HEDGING SENSITIVITY

Below is a table that illustrates sensitivities to pre-hedged cash flow with operational changes and changes to the business environment:

---------------------------------------------------------------------------------------------------------
                                                                    IMPACT ON ANNUAL    IMPACT ON ANNUAL
                                                                         CASH FLOW      DISTRIBUTIONS (2)
BUSINESS ENVIRONMENT                     ASSUMPTION       CHANGE    $/UNIT          %             $/UNIT
---------------------------------------------------------------------------------------------------------
Oil price (US$WTI/barrel) (1)            $    40.00   $     1.00  $   0.05       2.1%      $        0.04
Natural gas price (CDN$AECO/mcf) (1)     $     6.00   $     0.10  $   0.03       1.1%      $        0.02
CAD/USD exchange rate                    $     0.82   $     0.01  $   0.04       1.7%      $        0.03
Interest rate on debt                          4.9%         1.0%  $   0.01       0.6%      $        0.01
---------------------------------------------------------------------------------------------------------
OPERATIONAL
Liquids production volume (bbls/d)           26,500         1.0%  $   0.01       0.6%      $        0.01
Gas production volumes (Mmcf/d)               170.0         1.0%  $   0.02       0.6%      $        0.01
Operating expenses per boe               $     7.00         1.0%  $   0.01       0.3%      $        0.01
Cash G&A expenses per boe                $     1.25        10.0%  $   0.02       0.6%      $        0.01
=========================================================================================================

(1) Analysis does not include the effect of hedging.
(2) Analysis assumes a 20 per cent holdback on distributions.

ADDITIONAL INFORMATION

Additional information relating to ARC can be found on SEDAR at WWW.SEDAR.COM.

News Release - February 16, 2005
Page 19
--------------------------------------------------------------------------------

QUARTERLY REVIEW

(CDN$ thousands,
except per unit amounts)                           2004                                         2003
----------------------------------------------------------------------------------------------------------------------
FINANCIAL                           Q4         Q3         Q2          Q1         Q4         Q3         Q2          Q1
Revenue before royalties       232,112    230,769    233,307     205,594    182,558    184,166    198,542     177,917
     Per unit (1)                 1.25       1.25       1.28        1.14       1.06       1.13       1.39        1.39
Cash flow                      106,935    110,835    122,249     108,014     89,617     87,511    116,546     102,506
     Per unit - basic  (1)        0.58       0.60       0.67        0.60       0.52       0.54       0.82        0.80
     Per unit - diluted           0.56       0.59       0.65        0.58       0.51       0.52       0.72        0.78
Net income   (5)               112,995     38,897     50,338      39,460     53,492     40,785    125,740      64,542
     Per unit - basic  (5)
(6)                               0.61       0.21       0.28        0.22       0.31       0.25       0.88        0.50
     Per unit - diluted           0.60       0.21       0.27        0.22       0.31       0.25       0.79        0.50
Cash distributions              83,531     83,178     82,053      81,215     78,603     73,890     67,495      59,340
     Per unit (2)                 0.45       0.45       0.45        0.45       0.45       0.45       0.45        0.45
Total assets (10)            2,304,998  2,316,297  2,309,599   2,278,608  2,281,775  2,251,273  2,332,734   1,512,514
Total liabilities (10)         755,650    804,603    768,073     752,166    730,039    886,887    941,215     500,023
Net debt outstanding (4)       264,842    220,500    220,074     284,001    262,071    412,686    466,988     226,583
Weighted average units
(thousands) (3)                185,539    184,675    181,948     180,283    171,993    163,334    142,526     128,328
Units outstanding and
issuable at period end
(thousands) (3)                188,804    188,185    187,296     183,980    182,777    167,531    163,184     139,239
----------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
($ thousands)
Geological and geophysical         867        828      1,373       2,320      2,846      1,171        656         998
Drilling and completions        39,125     42,553     24,867      37,942     37,738     31,661     23,834      17,037
Plant and facilities             6,183     11,668      7,282      15,956     15,512     11,917      4,831       4,204
Other capital                    1,480        394        605         341      1,418        391      1,325         224
Total capital expenditures      47,655     55,443     34,127      56,559     57,515     45,140     30,646      22,463
Property acquisitions
(dispositions), net             (1,036)    (5,345)   (53,412)      1,574     (3,693)   (81,166)   (79,750)      3,000
Corporate acquisitions (8)      41,449         --     30,560          --         --        258    721,332          --
Total capital expenditures
and  net acquisitions           88,068     50,098     11,275      58,133     53,822    (35,768)   672,228      25,463
----------------------------------------------------------------------------------------------------------------------
OPERATING
Production
   Crude oil (bbl/d)            22,969     22,496     22,720      23,663     22,851     23,522     24,078      21,065
   Natural gas (Mmcf/d)          174.7      177.4      186.7       174.5      180.8      182.0      175.7       117.3
   Natural gas liquids
        (bbl/d)                  4,097      4,034      4,313       4,323      4,140      4,105      4,397       3,696
   Total (boe/d 6:1)            56,179     56,096     58,147      57,075     57,120     57,968     57,759      44,313
Average prices (7)
   Crude oil ($/bbl)             49.48      51.00      47.43       40.41      35.21      35.33      36.61       40.92
   Natural gas ($/mcf)            6.82       6.65       6.99        6.64       5.85       5.64       6.59        8.16
   Natural gas liquids
        ($/bbl)                  43.72      42.30      38.22       32.30      30.14      30.92      28.83       39.99
   Oil equivalent ($/boe)        44.62      44.72      44.09       39.58      34.78      34.53      37.77       44.61
----------------------------------------------------------------------------------------------------------------------
TRUST UNIT TRADING
(based on intra-day trading)
Unit prices
High                             17.98      17.38      15.74       15.74      14.87      13.88      12.84       12.34
Low                              14.80      15.02      14.28       13.50      13.31      12.51      11.29       10.89
Close                            17.90      16.85      15.35       15.64      14.74      13.55      12.50       11.59
Average daily volume
(thousands)                        456        384        337         502        395        551        503         313
======================================================================================================================

(1) Based on weighted average trust units.

(2) Based on number of trust units outstanding at each cash distribution date.

(3) Excludes trust units issuable for outstanding exchangeable shares.

(4) Total current and long-term debt net of working capital. The 2004 net debt outstanding excludes unrealized commodity and foreign currency contracts, the deferred hedge loss and deferred commodity and foreign currency contracts.

(5) Net income and net income per unit have been restated due to the retroactive application of the change in accounting policies relating to asset retirement obligations, stock based compensation and non-controlling interest that were implemented in 2003 and 2004.

(6) Net income in the basic per trust unit calculation has been reduced by interest in the convertible debentures.

(7) Average prices have been restated to be prior to transportation costs in order to be consistent with 2004 presentation.

(8) Represents total consideration for the corporate acquisition including fees but prior to working capital and future income tax liability assumed on acquisition.

(9) Established reserves for 2002 and prior years.

(10)Total assets and total liabilities have been restated for the retroactive application of change in accounting policy for asset retirement obligations.

News Release - February 16, 2005
Page 20
--------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEETS
As at December 31 (unaudited)


(CDN$ thousands)                                                        2004           2003
-------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash and cash equivalents                                   $     4,413    $    12,295
     Accounts receivable                                              72,881         68,768
     Prepaid expenses                                                  9,878         10,400
     Commodity and foreign currency contracts (Notes 3 and 10)        22,294             --
-------------------------------------------------------------------------------------------
                                                                     109,466         91,463
Reclamation fund (Note 5)                                             21,294         17,181
Property, plant and equipment (Note 6)                             2,016,646      2,015,539
Goodwill (Note 4)                                                    157,592        157,592
-------------------------------------------------------------------------------------------
Total assets                                                     $ 2,304,998    $ 2,281,775
===========================================================================================

LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities                    $   103,572    $    94,152
     Cash distributions payable                                       27,893         26,980
     Current portion of long-term debt (Note 7)                        8,715          9,047
     Commodity and foreign currency contracts (Notes 3 and 10)        26,336             --
-------------------------------------------------------------------------------------------
                                                                     166,516        130,179
===========================================================================================
Long-term debt (Note 7)                                              211,834        223,355
Other long-term liabilities (Note 8)                                   3,893          7,883
Asset retirement obligations (Note 9)                                 73,001         66,657
Future income taxes (Note 11)                                        300,406        301,965
-------------------------------------------------------------------------------------------
Total liabilities                                                    755,650        730,039
===========================================================================================

NON-CONTROLLING INTEREST
     Exchangeable shares (Note 14)                                    35,967         36,311

UNITHOLDERS' EQUITY
     Unitholders' capital (Note 12)                                1,926,351      1,843,112
     Contributed surplus (Note 16)                                     6,475          3,471
     Accumulated earnings                                            878,807        637,117
     Accumulated cash distributions (Note 15)                     (1,298,252)      (968,275)
-------------------------------------------------------------------------------------------
Total unitholders' equity                                          1,513,381      1,515,425
-------------------------------------------------------------------------------------------
Total liabilities and unitholders' equity                        $ 2,304,998    $ 2,281,775
===========================================================================================

See accompanying notes to consolidated financial statements

News Release - February 16, 2005
Page 21
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS For the years ended
December 31 (unaudited)

(CDN$ thousands, except per unit amounts)                                     2004         2003
-----------------------------------------------------------------------------------------------
REVENUES
     Oil, natural gas, natural gas liquids and sulphur sales             $ 901,782    $ 743,183
     Royalties                                                            (177,032)    (150,995)
-----------------------------------------------------------------------------------------------
                                                                           724,750      592,188
-----------------------------------------------------------------------------------------------
     Loss on commodity and foreign currency contracts (Notes 3 and 10)      86,068           --
                                                                           638,682      592,188
===============================================================================================
EXPENSES
     Transportation (Note 3)                                                14,798       11,950
     Operating                                                             139,716      140,734
     General and administrative                                             21,426       19,096
     Non-cash trust unit incentive compensation (Notes 16 and 17)            8,086        3,470
     Interest on long-term debt (Note 7)                                    13,320       18,482
     Depletion, depreciation and accretion (Notes 6 and 9)                 239,674      218,551
     Capital taxes                                                           2,834        1,812
     Gain on foreign exchange                                              (20,713)     (18,564)
-----------------------------------------------------------------------------------------------
                                                                           419,141      395,531
-----------------------------------------------------------------------------------------------
Income before future income tax recovery                                   219,541      196,657
Future income tax recovery (Note 11)                                        26,100       93,544
-----------------------------------------------------------------------------------------------
Net income before non-controlling interest                                 245,641      290,201
Non-controlling interest (Note 14)                                          (3,951)      (5,642)
-----------------------------------------------------------------------------------------------
Net income after non-controlling interest                                  241,690      284,559
-----------------------------------------------------------------------------------------------
Accumulated earnings, beginning of year                                    648,304      362,173
Retroactive application of change in accounting policy (Note 3)            (11,187)      (5,545)
-----------------------------------------------------------------------------------------------
Accumulated earnings, beginning of year as restated                        637,117      356,628
Interest on convertible debentures (Note 4)                                     --       (4,070)
-----------------------------------------------------------------------------------------------
Accumulated earnings, end of year                                          878,807      637,117
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
Net income per unit (Note 18)
     Basic                                                               $    1.32    $    1.88
     Diluted                                                             $    1.31    $    1.82
===============================================================================================

See accompanying notes to consolidated financial statements

News Release - February 16, 2005
Page 22
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31 (unaudited)

(CDN$ thousands)                                                        2004        2003
-----------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net Income after non-controlling interest                            241,690     284,559
Add items not involving cash:
     Non-controlling interest                                          3,951       5,642
     Future income tax recovery                                      (26,100)    (93,544)
     Depletion, depreciation and accretion (Notes 6 and 9)           239,674     218,551
     Non-cash gain on commodity and foreign currency
          contracts                                                  (10,533)         --
     Non-cash gain on foreign exchange                               (18,427)    (18,700)
     Amortization of commodity and foreign currency contracts          9,692     (15,687)
     Non-cash trust unit incentive compensation (Notes 16 and 17)      8,086       3,471
Cash received on terminated hedge contracts (Note 10)                     --      11,888
-----------------------------------------------------------------------------------------
Cash flow before change in non-cash working capital                  448,033     396,180
Change in non-cash working capital                                     1,617       9,104
-----------------------------------------------------------------------------------------
                                                                     449,650     405,284
-----------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES
Repayments of long-term debt, net                                   (162,555)   (276,127)
Issuance of long-term notes                                          168,975          --
Issue of trust units                                                  19,301     346,321
Trust unit issue costs                                                  (152)    (17,815)
Cash distributions paid, net of distribution reinvestment           (301,936)   (256,187)
Interest paid on convertible debentures                                   --      (4,070)
Payment of retention bonus                                            (1,000)     (1,000)
Change in non-cash working capital                                      (397)      8,217
-----------------------------------------------------------------------------------------
                                                                    (277,764)   (200,661)
-----------------------------------------------------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of Star, net of cash received (Note 4)                        --    (196,444)
Acquisition of United Prestville, net of cash received (Note 4)          (60)         --
Acquisition of Harrington & Bibler, net of cash received (Note 4)    (39,325)         --
Acquisition of petroleum and natural gas properties                      529     (14,783)
Proceeds on disposition of petroleum and natural gas properties       57,691     166,392
Capital expenditures                                                (192,591)   (141,651)
Reclamation fund contributions and actual expenditures (Note 5)       (7,345)     (6,470)
Change in non-cash working capital                                     1,333        (207)
-----------------------------------------------------------------------------------------
                                                                    (179,768)   (193,163)
-----------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                      (7,882)     11,460
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                          12,295         835
-----------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                 4,413      12,295
========================================================================================

See accompanying notes to consolidated financial statements

News Release - February 16, 2005
Page 23
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003 (unaudited)
(all tabular amounts in thousands CDN$, except per unit and volume amounts)


1.   STRUCTURE OF THE TRUST

     ARC Energy Trust (the "Trust") was formed on May 7, 1996 pursuant to a Trust indenture (the "Trust Indenture") that has been amended from time to time, most recently on May 16, 2003. Computershare Trust Company of Canada was appointed as Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust units.

     The Trust was created for the purposes of issuing Trust units to the public and investing the funds so raised to purchase a royalty in the properties of ARC Resources Ltd. ("ARC Resources") and ARC Sask Energy Trust ("ARC Sask"). The Trust Indenture was amended on June 7, 1999 to convert the Trust from a closed-end to an open-ended investment Trust. The business of the Trust includes the investment in all types of energy business-related assets including, but not limited to, petroleum and natural gas-related assets, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets. The operations of the Trust consist of the acquisition, development, exploitation and disposition of these assets and the distribution of the net cash proceeds from these activities to the unitholders.

2.   SUMMARY OF ACCOUNTING POLICIES

     The consolidated financial statements have been prepared by management following Canadian generally accepted accounting principles ("GAAP"). These principles differ in certain respects from accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

     In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and for asset retirement obligations are based on estimates of reserves and future costs. By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

3.   CHANGES IN ACCOUNTING POLICIES

     EXCHANGEABLE SECURITIES - NON-CONTROLLING INTEREST

     On January 19, 2005 the CICA issued revised draft EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an Income Trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by ARL, a corporate subsidiary of the Trust, are publicly traded and therefore are considered, by EIC-151, to be transferable to third parties. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest. Previously, the exchangeable shares were reflected as a component of Unitholders' Equity.

     As a result of this change in accounting policy, the Trust has reflected non-controlling interest of $36 million and $36.3 million, respectively, on the Trust's consolidated balance sheet as at December 31, 2004 and 2003. Consolidated net income has been reduced for net income attributable to the non-controlling interest of $4 million and $5.6 million, respectively, in 2004 and 2003. In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. Opening accumulated earnings of 2003 were decreased by $5.5 million for the cumulative net income attributable to the non-controlling interest, Unitholders' equity was reduced by $31.7 million and non-controlling interest on the consolidated balance sheet increased by $37.2 million. Cash flow was not impacted by this change.

     HEDGE ACCOUNTING

     The CICA issued Accounting Guideline 13 ("AcG - 13") "Hedging relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, "Accounting for Trading, Speculative or Non-Trading Derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG - 13, or are not designated as a hedge, be recorded in the consolidated balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

     The Trust uses derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange, and interest rates. The Trust formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process

News Release - February 16, 2005
Page 24
--------------------------------------------------------------------------------

     includes linking all derivatives to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. The Trust also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

     Realized and unrealized gains and losses associated with hedging instruments that have been terminated or cease to be effective prior to maturity, are deferred on the consolidated balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

     For transactions that do not qualify for hedge accounting, the Trust applies the fair value method of accounting by recording an asset or liability on the consolidated balance sheet and recognizing changes in the fair value of the instruments in the current period statement of income.

     As a result of this change in accounting policy, the Trust's net income for the year decreased by $2.6 million ($4 million net of a future tax recovery of $1.4 million). Total assets increased by $22.3 million and total liabilities increased by $24.9 million ($26.3 million net of a future tax asset of $1.4 million) as at December 31, 2004 as a result of this new accounting policy. Cash flow was not impacted by this change. In accordance with the transitional provisions of AcG-13 and EIC-128, this new guideline has been applied prospectively whereby prior periods have not been restated.

4.   CORPORATE ACQUISITIONS

     UNITED PRESTVILLE LTD.

     On June 8, 2004, the Trust acquired all of the issued and outstanding shares of United Prestville Ltd. ("United Prestville") for total consideration of $30.6 million. The allocation of the purchase price and consideration was paid as follows:

     NET ASSETS ACQUIRED
     ---------------------------------------------------------------------------
         Working capital deficit                                  $      (2,569)
         Property, plant and equipment                                   40,412
         Future income taxes                                             (7,283)
     ---------------------------------------------------------------------------
     TOTAL NET ASSETS ACQUIRED                                    $      30,560
     ===========================================================================

     CONSIDERATION PAID
     ---------------------------------------------------------------------------
         Cash fees paid                                           $          60
         Trust units issued                                              30,500
     ---------------------------------------------------------------------------
     TOTAL CONSIDERATION PAID                                     $      30,560
     ===========================================================================

     Pursuant to EIC-124, the acquisition of United Prestville did not meet the necessary criteria in order to be classified as a business. As a result, no goodwill was recorded on this transaction. Therefore, the acquisition has been accounted for as an asset acquisition.

     The future income tax liability on acquisition was based on the difference between the fair value of the acquired net assets of $33.1 million and the associated tax basis of $19.3 million.

     These consolidated financial statements incorporate the operations of United Prestville effective June 8, 2004.

News Release - February 16, 2005
Page 25
--------------------------------------------------------------------------------


     HARRINGTON & BIBLER

     On December 31, 2004, the Trust acquired all of the issued and outstanding shares of four legal entities - Harrington Oil & Gas Ltd., Bibler Oil & Gas Ltd., Lesco Oil & Gas Ltd., and Bibco Oil & Gas Ltd. ("Harrington & Bibler") - for total consideration of $41.4 million. The allocation of the purchase price and consideration was paid as follows:

     NET ASSETS ACQUIRED
     ---------------------------------------------------------------------------
         Working capital surplus (including cash of $2,124)       $       3,479
         Property, plant and equipment                                   55,229
         Future income taxes                                            (17,259)
     ---------------------------------------------------------------------------
     TOTAL NET ASSETS ACQUIRED                                    $      41,449
     ===========================================================================

     CONSIDERATION PAID
     ---------------------------------------------------------------------------
         Cash and fees paid                                       $      41,449
     ---------------------------------------------------------------------------
     TOTAL CONSIDERATION PAID                                     $      41,449
     ===========================================================================

     Pursuant to EIC-124, the acquisition of Harrington & Bibler did not meet the necessary criteria in order to be classified as a business. Therefore, the acquisition has been accounted for as an asset acquisition.

     The future income tax liability on acquisition was based on the difference between the fair value of the acquired net assets of $38 million and the associated tax basis of $5.3 million.

     Due to the December 31, 2004 closing date, the consolidated financial statements do not include any results of operations for the acquired Harrington & Bibler properties.

5.   RECLAMATION FUND

                                                              2004          2003
     ---------------------------------------------------------------------------
     Balance, beginning of year                         $   17,181    $   12,924
     Contributions, net of actual expenditures               2,903         3,600
     Interest earned on fund                                 1,210           657
     ---------------------------------------------------------------------------
     Balance, end of year                               $   21,294    $   17,181
     ===========================================================================

     A reclamation fund was established to fund future asset retirement obligation costs. The Board of Directors of ARC Resources has approved contributions over a 20-year period that results in minimum annual contributions of $6 million ($5.5 million in 2003) based upon properties owned as at December 31, 2004. Contributions to the reclamation fund and interest earned on the reclamation fund balance have been deducted from the cash distributions to the unitholders. During the year, $3.1 million ($1.9 million in 2003) of actual expenditures were charged against the reclamation fund.

6.   PROPERTY, PLANT AND EQUIPMENT

                                                             2004          2003
     ---------------------------------------------------------------------------
     Property, plant and equipment, at cost           $ 2,969,319   $ 2,733,118
     Accumulated depletion and depreciation              (952,673)     (717,579)
     ---------------------------------------------------------------------------
     Property, plant and equipment, net               $ 2,016,646   $ 2,015,539
     ===========================================================================

     The calculation of 2004 depletion and depreciation included an estimated $374.2 million ($315.8 million in 2003) for future development costs associated with proved undeveloped reserves and excluded $52.5 million ($50 million in 2003) for the estimated value of unproved properties.

     Included in the Trust's PP&E balance is $42.3 million ($41.1 million in 2003), net of accumulated depletion, relating to the ARO.

News Release - February 16, 2005
Page 26
--------------------------------------------------------------------------------


     The Trust performed a ceiling test calculation at December 31, 2004 to assess the recoverable value of PP&E. Based on the calculation, the present value of future net revenues from the Trust's proved plus probable reserves exceeded the carrying value of the Trust's PP&E at December 31, 2004. The benchmark prices used in the calculation are as follows:

                         WTI OIL          USD/CAD        WTI OIL        AECO GAS
     YEAR              ($US/BBL)    EXCHANGE RATE     (CDN$/BBL)    (CDN$/MMBTU)
     ---------------------------------------------------------------------------
     2005                  42.00             0.82          51.22            6.60
     2006                  40.00             0.82          48.78            6.35
     2007                  38.00             0.82          46.34            6.15
     2008                  36.00             0.82          43.90            6.00
     2009                  34.00             0.82          41.46            6.00
     2010 - 2015           33.50             0.82          40.85            6.10
     ---------------------------------------------------------------------------
     Remainder (1)          2.0%             0.82           2.0%            2.0%
     ===========================================================================
     (1) Percentage change represents the change in each year after 2015 to the end of the reserve life.

7.   LONG-TERM DEBT

                                                            2004            2003
     ---------------------------------------------------------------------------
     Revolving credit facilities
         Working capital facility                    $       290      $       --
         CAD denominated facilities                           --         111,298
         USD denominated facilities                           --          37,098
     Senior secured notes
         8.05% USD Note, US $35 million                   33,701          45,234
         4.94% USD Note, US $30 million                   36,108          38,772
     Long-term notes
         4.62% USD Note, US $62.5 million                 75,225              --
         5.10% USD Note, US $62.5 million                 75,225              --
     ---------------------------------------------------------------------------
     Total debt outstanding                          $   220,549      $  232,402
     ---------------------------------------------------------------------------
     Current portion of debt                               8,715           9,047
     ---------------------------------------------------------------------------
     Long-term debt                                  $   211,834      $  223,355
     ===========================================================================

     In April 2004, the Trust consolidated its credit facilities into one syndicated facility. The syndication did not impact security or covenants under the credit facility. As at December 31, 2004, the Trust has one syndicated credit facility and one working capital facility to a combined maximum of $620 million including the US$58 million of Senior secured notes and US$125 million of Long-term notes.

     REVOLVING CREDIT FACILITIES

     The syndicated revolving credit facility has a 364 day extendable revolving period and a two year term. Borrowings under the facility bear interest at bank prime (4.25 per cent and 4.50 per cent at December 31, 2004 and December 31, 2003, respectively) or, at the Trust's option, Canadian dollar or U.S. dollar bankers' acceptances plus a stamping fee. The lenders review the credit facility each year and determine whether they will extend the revolving periods for another year. The term date of the current credit facility is March 31, 2005.

     In the event that the revolving periods are not extended, the loan balance will become repayable over a two year term period with 20 per cent of the loan balance outstanding on the term date payable on March 31, 2006 followed by three quarterly payments of five per cent of the loan balance. The remaining 65 per cent of the loan balance is payable in one lump sum at the end of the term period. Collateral for the loan is in the form of floating charges on all lands and assignments and negative pledges on specific petroleum and natural gas properties.

     The working capital facility allows for maximum borrowings of $15 million and is due and payable immediately upon demand by the bank. The facility is secured and is subject to the same covenants as the Credit Facility.

     SENIOR SECURED NOTES

     The Senior secured notes were issued in two separate issues pursuant to an Uncommitted Master Shelf Agreement. The first issue of US$35 million Senior secured notes were issued in 2000, bear interest at 8.05 per cent, have a remaining final life of 3.9 years (remaining average life of 2.3 years) and require equal principal payments of US$7 million over a five year period commencing in 2004. During the year, the Trust repaid $8.3 million (US$7 million) of the 8.05 per cent notes. As at December 31, 2004, US$28 million was outstanding on the principal. The second issue of US$30 million Senior secured notes were issued in 2002, bear interest at 4.94 per cent, have a remaining final life of 5.8 years (remaining average life of 3.8 years) and require equal principal

News Release - February 16, 2005
Page 27
--------------------------------------------------------------------------------


     payments of US$6 million over a five year period commencing in 2006. Security for the Senior secured notes is in the form of floating charges on all lands and assignments. The Senior secured notes rank pari passu to the revolving credit facilities.

     LONG-TERM NOTES

     The long-term notes were issued on April 27, 2004 via a private placement in two tranches of US$62.5 million each. The first tranche of US$62.5 million has a remaining final life of 9.3 years (remaining average life of 6.8 years) and pays a semi-annual coupon of 4.62 per cent per annum. Immediately following the issuance, the Trust entered into interest rate swap contracts which effectively changed the interest rate from fixed to floating (see Note 10). The second tranche of US$62.5 million has a remaining final life of 11.3 years (remaining average life of 9.3 years) and pays a semi-annual coupon of 5.10 per cent per annum. Repayments of the notes will occur in years 2009 through 2016. Security for the long-term notes is in the form of floating charges on all lands and assignments. The long-term notes rank pari passu to the revolving credit facilities.

     The current portion of debt at December 31, 2004 represents the required principal repayment under the Senior secured notes in November 2005 of US$7 million and the $0.3 million drawn on the working capital facility.

     The payment of principal and interest are allowable deductions in the calculation of cash available for distribution to unitholders and rank in priority to cash distributions payable to unitholders. Should the properties securing this debt generate insufficient revenue to repay the outstanding balances, the unitholders have no direct liability.

     Interest paid during the year did not differ significantly from interest expense.

8.   OTHER LONG-TERM LIABILITIES

                                                              2004          2003
     ---------------------------------------------------------------------------
     Retention bonuses                                  $    2,000     $   3,000
     Accrued long-term incentive compensation                1,893            --
     Commodity and foreign currency contracts                   --         4,883
     ---------------------------------------------------------------------------
     Total other long-term liabilities                  $    3,893     $   7,883
     ===========================================================================

     The retention bonuses arose upon internalization of the management contract in 2002. The long-term portion of retention bonuses will be paid in August 2006 through August 2007.

     The accrued long-term incentive compensation represents the long-term portion of the Trust's estimated liability for the Whole Unit Plan as at December 31, 2004 (see Note 17). This amount is payable in 2006 through 2007.

     The commodity and foreign currency contracts relate to a natural gas fixed price contract that was assumed upon acquisition of Startech in 2001. This contract expired during 2004 and the balance has been fully amortized to earnings as at December 31, 2004.


9.   ASSET RETIREMENT OBLIGATIONS

     The total future asset retirement obligation was estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligations to be $73 million as at December 31, 2004 based on a total future liability of $247 million ($218 million in 2003). These payments are expected to be made over the next 61 years with the majority of costs incurred between 2015 and 2019. The Trust's weighted average credit adjusted risk free rate of 6.9 per cent (7 per cent in 2003) and an inflation rate of 1.5 per cent (1.5 per cent in 2003) were used to calculate the present value of the asset retirement obligations. During the year, no gains or losses were recognized on settlements of asset retirement obligations.

     The following table reconciles the Trust's asset retirement obligations:

                                                             2004          2003
     ---------------------------------------------------------------------------
     Carrying amount, beginning of year                $   66,657     $  42,250
     Increase in liabilities during the year                4,996        23,662
     Settlement of liabilities during the year             (3,232)       (2,213)
     Accretion expense                                      4,580         2,958
     ---------------------------------------------------------------------------
     CARRYING AMOUNT, END OF YEAR                      $   73,001     $  66,657
     ===========================================================================

News Release - February 16, 2005
Page 28
--------------------------------------------------------------------------------


10.  FINANCIAL INSTRUMENTS

     Financial instruments of the Trust carried on the consolidated balance sheet consist mainly of cash and cash equivalents, accounts receivable, reclamation fund investments, current liabilities, other long-term liabilities, asset retirement obligations, commodity and foreign currency contracts and long-term debt. Except as noted below, as at December 31, 2004 and 2003, there were no significant differences between the carrying value of these financial instruments and their estimated fair value.

     Substantially all of the Trust's accounts receivable are due from customers in the oil and gas industry and are subject to the normal industry credit risks. The carrying value of accounts receivable reflects management's assessment of the associated credit risks. With respect to counterparties to financial instruments, the Trust partially mitigates associated credit risk by limiting transactions to counterparties with investment grade credit ratings.

     The fair value of the US$183 million fixed rate Senior Secured and Long-term secured notes (US$65 million in 2003) approximated CDN$219 million as at December 31, 2004 (CDN$85.3 million in 2003).

     During the year, the Trust terminated certain crude oil and foreign currency contracts that resulted in a net cash payment made by the Trust of $4.9 million, consisting of a payment (loss) of $29.4 million for the crude oil contracts and a receipt (gain) of $24.5 million for the foreign currency contracts. The net loss has been recorded in earnings for the year ended December 31, 2004.

     Following is a summary of all derivative contracts in place as at December
     31, 2004:

     ----------------------------------------------------------------------------------------------
     FINANCIAL WTI CRUDE OIL CONTRACTS
                                           VOLUME       SWAP    BOUGHT PUT    SOLD PUT   SOLD CALL
     TERM                   CONTRACT        BBL/D    USD/BBL       USD/BBL     USD/BBL     USD/BBL
     ----------------------------------------------------------------------------------------------
     2005
     Jan 05 - Jan 05           3 Way        3,500         --         49.70       42.00       52.00
     Feb 05 - Mar 05      Put Spread        3,500         --         49.70       29.00          --
     Jan 05 - Mar 05           3 Way          500         --         34.00       29.00       40.10
     Jan 05 - Jun 05      Max Payout        4,000      28.95             -       26.00          --
     Jan 05 - Dec 05      Put Spread        2,000         --         47.32       29.00          --
     Jan 05 - Dec 05      Put Spread        2,000         --         47.05       29.00          --
     Jan 05 - Dec 05      Put Spread        1,000         --         46.65       33.00          --
     Apr 05 - Dec 05           3 Way          500         --         34.00       30.00       41.75
     Apr 05 - Dec 05      Put Spread        3,500         --         46.36       30.00          --
     Jul 05 - Dec 05      Swaption(1)       4,000      28.95            --          --          --
     ----------------------------------------------------------------------------------------------
               2005 WEIGHTED AVERAGE       13,000      28.95         46.39       29.45       45.32
     ----------------------------------------------------------------------------------------------

     2006
     Jan 06 - Mar 06           3 Way        2,000         --         36.00       29.00       40.00
     Apr 06 - Jun 06           3 Way        2,000         --         36.00       29.00       40.65
     ----------------------------------------------------------------------------------------------
               2006 WEIGHTED AVERAGE          992         --         36.00       29.00       40.33
     ==============================================================================================
     (1)  Counterparty  can exercise  their option on June 30, 2005 for a fixed price swap at
          US$28.95 (CAD $38.80) for the period July through December 2005.

News Release - February 16, 2005
Page 29
--------------------------------------------------------------------------------

     FINANCIAL AECO NATURAL GAS CONTRACTS
                                           VOLUME           SWAP      BOUGHT PUT       SOLD PUT      SOLD CALL
     TERM                   CONTRACT         GJ/D         CAD/GJ          CAD/GJ         CAD/GJ         CAD/GJ
     ----------------------------------------------------------------------------------------------------------
     2005
     Jan 05 - Jan 05      Put Spread       10,000             --            8.05           6.50             --
     Jan 05 - Jan 05      Put Spread       10,000             --            8.67           6.50             --
     Jan 05 - Jan 05      Put Spread       10,000             --            9.41           7.00             --
     Feb 05 - Feb 05      Put Spread       10,000             --            9.41           6.00             --
     Jan 05 - Mar 05           3 Way       10,000             --            6.75           5.50           8.10
     Jan 05 - Mar 05           3 Way       10,000             --            7.25           5.75           8.76
     Jan 05 - Mar 05           3 Way       10,000             --            7.75           6.25           9.20
     Jan 05 - Mar 05          Collar       10,000             --            7.00             --           9.90
     Feb 05 - Mar 05           Floor       10,000             --            8.05             --             --
     Feb 05 - Mar 05           Floor       10,000             --            8.67             --             --
     Mar 05 - Mar 05           Floor       10,000             --            9.41             --             --
     Apr 05 - Oct 05           3 Way       10,000             --            6.00           5.00           8.00
     Apr 05 - Oct 05           3 Way        5,000             --            6.50           5.50           7.55
     Apr 05 - Oct 05           3 Way        5,000             --            6.50           5.50           8.00
     Apr 05 - Oct 05           Floor        5,000             --            6.75             --             --
     Apr 05 - Oct 05           Floor       10,000             --            6.99             --             --
     Apr 05 - Oct 05           Floor       10,000             --            7.42             --             --
     Apr 05 - Oct 05           Floor       10,000             --            6.65             --             --
     Apr 05 - Oct 05           Floor       10,000             --            6.63             --             --
     Apr 05 - Oct 05           Floor       10,000             --            6.85             --             --
     ----------------------------------------------------------------------------------------------------------
               2005 WEIGHTED AVERAGE       61,233                           7.04           5.63           8.39
     ==========================================================================================================

     FINANCIAL AECO/NYMEX NATURAL GAS BASIS CONTRACTS
                                                                                         VOLUME           SWAP
     TERM                   CONTRACT                                                    MMBTU/D      USD/MMBTU
     ----------------------------------------------------------------------------------------------------------
     2005
     Apr 05 - Oct 05            Swap                                                     10,000        (0.865)
     ----------------------------------------------------------------------------------------------------------
               2005 WEIGHTED AVERAGE                                                      5,863        (0.865)
     ==========================================================================================================

     FINANCIAL FOREIGN EXCHANGE CONTRACTS
                                                                          VOLUME           SWAP           SWAP
     TERM                   CONTRACT                                      MM USD        CAD/USD        USD/CAD
     ----------------------------------------------------------------------------------------------------------
     USD SALES CONTRACTS
     2005
     Jan 05 - Dec 05            Swap                                        43.1         1.2153         0.8228
     Jan 05 - Dec 05            Swap                                        54.6         1.2115         0.8254
     Jan 05 - Dec 05            Swap                                        36.0         1.2169         0.8218
     Jan 05 - Dec 05            Swap                                        28.7         1.2000         0.8333
     ----------------------------------------------------------------------------------------------------------
     TOTAL AND 2005 WEIGHTED AVERAGE                                       162.4         1.2117         0.8253
     ----------------------------------------------------------------------------------------------------------

     2006
     Jan 06 - Jun 06            Swap                                         6.5         1.2115         0.8254
     Jan 06 - Jun 06            Swap                                         6.5         1.2000         0.8333
     ----------------------------------------------------------------------------------------------------------
     TOTAL AND 2006 WEIGHTED AVERAGE                                        13.0         1.2058         0.8294
     ----------------------------------------------------------------------------------------------------------

     USD PURCHASE CONTRACTS
     2005
     Jan 05 - Dec 05            Swap                                        15.6         1.1966         0.8357
     ==========================================================================================================

     FINANCIAL ELECTRICITY CONTRACTS(1)
                                                                                         VOLUME           SWAP
     TERM                   CONTRACT                                                        MWH        CAD/MWH
     ----------------------------------------------------------------------------------------------------------
     Jan 05 - Dec 10            Swap                                                        5.0          63.00
     ==========================================================================================================

     (1) Contracted volume is based on a 24/7 term.

News Release - February 16, 2005
Page 30
--------------------------------------------------------------------------------

     FINANCIAL INTEREST RATE CONTRACTS (1)
                                                                       PRINCIPAL   FIXED ANNUAL      SPREAD ON
     TERM                   CONTRACT                                      MM USD       RATE (%)    3 MO. LIBOR
     ---------------------------------------------------------------------------------------------------------
     Jan 05 - Apr 14            Swap                                        30.5           4.62       38.5 bps
     Jan 05 - Apr 14            Swap                                        32.0           4.62       38.0 bps
     ---------------------------------------------------------------------------------------------------------
     TOTAL AND ANNUAL WEIGHTED AVERAGE                                      62.5           4.62       38.2 BPS
     =========================================================================================================

     (1) Interest rate swap contracts have an optional termination date of April 27, 2009. The Trust has the option to extend the optional termination date by one year on the anniversary of the trade date each year until April 2009. Starting in 2009, the contract amount decreases annually until 2014. The Trust pays the floating interest rate based on the three month LIBOR plus a spread and receives the fixed interest rate.


     The Trust has designated its fixed price electricity contract as an effective accounting hedge as at January 1, 2004. A realized loss of $0.4 million (nil in 2003) on the electricity contract has been included in operating costs. The fair value unrealized loss on the electricity contract of $3.6 million has not been recorded on the consolidated balance sheet at December 31, 2004.

     The Trust has entered into interest rate swap contracts to manage a portion of the Company's interest rate exposure on debt instruments. These contracts have been designated as effective accounting hedges. A realized gain of $1.4 million for 2004 ($0.008 million gain in 2003) on the interest rate swap contracts has been included in interest expense. The fair value unrealized loss on the interest rate swap contracts of $0.04 million has not been recorded on the consolidated balance sheet at December 31, 2004.

     None of the Trust's commodity and foreign currency contracts have been designated as effective accounting hedges. Accordingly, all commodity and foreign currency contracts have been accounted as assets and liabilities in the consolidated balance sheet based on their fair values.

     The following table reconciles the movement in the fair value of the Trust's financial commodity and foreign currency contracts that have not been designated as effective accounting hedges:

     ----------------------------------------------------------------------------------------------------------
     Fair value at January 1, 2004 (1)                                                           $     (14,575)
     ----------------------------------------------------------------------------------------------------------
     Change in fair value of contracts in the period                                                    10,533
     Fair value at December 31, 2004 (1)                                                                (4,042)
     Realized losses in the period                                                                     (86,909)
     Non-cash amortization of crystallized hedging gains                                                 4,883
     ----------------------------------------------------------------------------------------------------------
     Loss on commodity and foreign currency contracts (1)                                        $     (86,068)
     ==========================================================================================================

     Commodity and foreign currency contracts liability at December 31, 2004                     $     (26,336)
     Commodity and foreign currency contracts asset at December 31, 2004                         $      22,294
     ==========================================================================================================

     (1) Excludes the fixed price electricity contract and interest rate swap contracts that were accounted for as effective accounting hedges.

     Upon implementation of the new hedge accounting guideline on January 1, 2004, the Trust recorded a liability and corresponding deferred hedge loss of $14.6 million for the fair value of the contracts at that time. The opening deferred hedge loss was amortized to income over the terms of the contracts in place at January 1, 2004. As at December 31, 2004, the deferred hedge loss had been fully amortized. At December 31, 2004, the fair value of the contracts that were not designated as accounting hedges was a loss of $4.0 million.

     The Trust recorded a loss on commodity and foreign currency contracts of $86.1 million in the statement of income for 2004. This amount includes the realized and unrealized gains and losses on derivative contracts that do not qualify as effective accounting hedges. Included in this amount is an unrealized gain of $10.5 million due to the change in fair value of the contracts in the period. Realized cash losses on contracts during the year of $86.9 million and amortization expense of $14.6 million of the opening deferred hedge loss have been included in this amount. In addition, this amount includes a non-cash amortization gain of $4.9 million relating to contracts that were previously recorded on the consolidated balance sheet.

11.  INCOME TAXES

     Effective April 1, 2004, the Alberta government enacted a reduction in provincial corporate income tax rates to 11.5 per cent from 12.5 per cent.

     In 2003, Royal Assent was received, thereby legislating certain reductions in corporate income tax rates. The rate reductions are to be phased in over five years commencing in 2003. The rate changes incorporate a reduction in

News Release - February 16, 2005
Page 31
--------------------------------------------------------------------------------


     the applicable tax rate on resource income from 28 per cent to 21 per cent, provide for the deduction of crown royalties and eliminate the deduction for resource allowance.

     As a result of the changes to the income tax rates, the Trust's future income tax rate applied to temporary differences decreased to approximately 34 per cent in 2004 (35 per cent in 2003) compared to the tax rate of 39 per cent applicable to the 2004 income tax year. Due to the reductions in the future income tax rates, the Trust recorded a future income tax recovery of $5.9 million in 2004 ($66.1 million in 2003). Of the $66.1 million future income tax recovery recorded in 2003, $39.2 million was attributed to the future income tax liability recorded on the Star acquisition (see Note 4).

     The tax provision differs from the amount computed by applying the combined Canadian federal and provincial statutory income tax rates to income before future income tax recovery as follows:

                                                                                 2004                    2003
     ---------------------------------------------------------------------------------------------------------
     Income before future income tax recovery                          $      219,541           $     196,657
     ---------------------------------------------------------------------------------------------------------
     Expected income tax expense at statutory rates                            85,410                  80,118
     Effect on income tax of:
         Net income of the Trust                                              (86,547)                (92,299)
         Effect of change in corporate tax rate                                (5,861)                (66,099)
         Resource allowance                                                   (13,341)                (10,857)
         Unrealized (gain) loss on foreign exchange                            (8,412)                 (7,618)
         Non-deductible crown charges                                           1,304                   2,434
         Alberta Royalty Tax Credit                                               244                      39
         Capital Tax                                                            1,103                     738
     ---------------------------------------------------------------------------------------------------------
     Future income tax recovery                                        $      (26,100)          $     (93,544)
     =========================================================================================================

     The net future income tax liability is comprised of the following:

                                                                                 2004                    2003
     ---------------------------------------------------------------------------------------------------------
     Future tax liabilities:
         Capital assets in excess of tax value                         $      345,987           $     350,837
     Future tax assets:
         Non-capital losses                                                   (19,429)                (23,068)
         Asset retirement obligations                                         (19,434)                (17,721)
         Commodity and foreign currency contracts                              (1,384)                 (1,049)
         Attributed Canadian royalty income                                    (5,289)                 (6,767)
         Deductible share issue costs                                             (45)                   (267)
     ---------------------------------------------------------------------------------------------------------
     Net future income tax liability                                   $      300,406           $     301,965
     =========================================================================================================

     The petroleum and natural gas properties and facilities owned by the Trust's corporate subsidiaries have an approximate tax basis of $364.6 million ($288.9 million in 2003) available for future use as deductions from taxable income. Included in this tax basis are estimated non-capital loss carry forwards of $56.7 million ($66 million in 2003) that expire in the years through 2010.

     No current income taxes were paid or payable in 2004 or 2003.

12.  UNITHOLDERS' CAPITAL

     The Trust is authorized to issue 650 million Trust units of which 185.8 million units were issued and outstanding as at December 31, 2004 (179.8 million as at December 31, 2003).

     On June 8, 2004, the Trust issued 2,032,358 Trust units at $15.01 per unit for proceeds of $30.5 million in conjunction with the acquisition of United Prestville Ltd.

     The Trust has in place a Distribution Reinvestment and Optional Cash Payment Program Plan ("DRIP") in conjunction with the Trusts' transfer agent to provide the option for Unitholders to reinvest cash distributions into additional Trust units issued from treasury at a five per cent discount to the prevailing market price with no additional fees or commissions.

     The Trust is an open ended mutual fund under which unitholders have the right to request redemption directly from Trust. Units tendered by a holders are subject to redemption under certain terms and conditions including the determination of the redemption price at the lower of the closing market price on the date units are tendered or 90

News Release - February 16, 2005
Page 32
--------------------------------------------------------------------------------


     per cent of the weighted average trading price for the 10 day trading period commencing on the tender date. Cash payments for units tendered for redemption are limited to $100,000 per month with redemption requests in excess of this amount eligible to receive a note from ARC Resources Ltd. for a maximum of $500 million accruing interest at 6 per cent and repayable within 15 years.

                                                              2004                             2003
     ----------------------------------------------------------------------------------------------------------
                                                     NUMBER OF                       Number of
                                                   TRUST UNITS              $      Trust Units               $
     ----------------------------------------------------------------------------------------------------------
     Balance, beginning of year (1)                    179,780      1,843,112          123,305       1,175,149
     Issued for properties (Note 4)                      2,032         30,500               --              --
     Issued for cash                                        --             --           27,000         338,050
     Issued on conversion of
         convertible debentures (Note 4)                    --             --           27,027         320,000
     Issued on conversion of ARML
         exchangeable shares (Note 13)                      --             --               60             708
     Issued on conversion of ARL
         exchangeable shares (Note 13)                     363          4,295              504           6,544
     Issued on exercise of employee rights (Note 16)     1,751         20,672              901           8,015
     Distribution reinvestment program                   1,896         27,924              983          12,461
     Trust unit issue costs                                 --           (152)              --         (17,815)
     ----------------------------------------------------------------------------------------------------------
     Balance, end of year                              185,822      1,926,351          179,780       1,843,112
     ==========================================================================================================

     (1) Opening balances have been restated for the retroactive change in accounting policy for non-controlling interest pertaining to exchangeable securities (see Note 3 for further discussion).

13.  EXCHANGEABLE SHARES

     The ARC Resources Ltd. exchangeable shares ("ARL Exchangeable Shares") were issued on January 31, 2001 at $11.36 per exchangeable share as partial consideration for the Startech acquisition. The issue price of the exchangeable shares was determined based on the weighted average trading price of Trust units preceding the date of announcement of the acquisition. The ARL Exchangeable Shares had an exchange ratio of 1:1 at the time of issuance.

     ARL Exchangeable Shares can be converted (at the option of the holder) into Trust units at any time. The number of Trust units issuable upon conversion is based upon the exchange ratio in effect at the conversion date. The exchange ratio is calculated monthly based on the cash distribution paid divided by the ten day weighted average unit price preceding the record date. The exchangeable shares are not eligible for distributions and, in the event that they are not converted, any outstanding shares are redeemable by the Trust for Trust units on or after February 1, 2004 until February 1, 2010. The ARL Exchangeable Shares are publicly traded.

     The ARC Resources Management Ltd. exchangeable shares ("ARML Exchangeable Shares") were issued on August 29, 2002 to shareholders of ARML at $12.73 per exchangeable share pursuant to the acquisition of all of the outstanding common shares of ARML. The issue price of the exchangeable shares was determined based on the ten day weighted average trading price of the Trust units preceding the date of announcement of the transaction. The exchangeable shares issued to ARML shareholders were a new series of exchangeable shares that were not publicly traded. The ARML Exchangeable Shares had an exchange ratio of 1:1 at the time of issuance.

     The ARML Exchangeable Shares were convertible (at the option of the holder) into Trust units at any time. The number of Trust units issuable upon conversion was based upon the exchange ratio in effect at the conversion date. The exchange ratio was calculated monthly based on the exchange ratio for the prior month times the cash distribution paid to unitholders divided by the ten day weighted average unit price preceding the record date. The exchangeable shares were not eligible for distributions and, any outstanding shares were redeemable by the Trust for Trust units on or after August 30, 2005 until August 29, 2012.

     On May 16, 2003, the Trust merged ARC Resources and ARML and in turn converted all issued and outstanding ARML exchangeable shares into ARL exchangeable shares. Pursuant to the merger, holders of ARML exchangeable shares received 0.80676 ARL exchangeable shares for each ARML exchangeable share. This transaction had no impact on the total number of Trust units outstanding or issuable for exchangeable shares. The terms of the ARL exchangeable shares were revised upon conversion to carry the same terms and provisions as had applied to the ARML exchangeable shares.

News Release - February 16, 2005
Page 33
--------------------------------------------------------------------------------

     ARL EXCHANGEABLE SHARES                                                         2004                     2003
     ---------------------------------------------------------------------------------------------------------------
     Balance, beginning of year                                                     2,011                       637
     Exchanged for Trust units                                                       (227)                     (361)
     Issued on conversion of
         ARML exchangeable shares                                                      --                     1,735
     ---------------------------------------------------------------------------------------------------------------
     Balance, end of year                                                           1,784                     2,011
     Exchange ratio, end of year                                                  1.67183                   1.49013
     ---------------------------------------------------------------------------------------------------------------
     Trust units issuable upon conversion, end of year                              2,982                     2,997
     ===============================================================================================================


     ARML EXCHANGEABLE SHARES                                                        2004                      2003
     ---------------------------------------------------------------------------------------------------------------
     Balance, beginning of year                                                        --                     2,206
     Exchanged for Trust units                                                         --                       (56)
     Converted to ARL exchangeable shares                                              --                    (2,150)
     ---------------------------------------------------------------------------------------------------------------
     Balance, end of year                                                              --                        --
     ===============================================================================================================


14.  NON-CONTROLLING INTEREST

     The Trust retroactively applied EIC-151 "Exchangeable Securities Issued by a Subsidiary of an Income Trust" in 2004. Per EIC-151, if the exchangeable shares issued by a subsidiary are transferable to third parties, they must be reflected as non-controlling interest on the consolidated balance sheet and in turn net income must be reduced by the amount of net income attributable to the non-controlling interest.

     The Exchangeable shares issued by ARL are publicly traded on the TSX whereby the holder of the exchangeable shares can either trade the shares or convert the shares for Trust units. The exchangeable shares are mandatorily converted into Trust units upon redemption by the exchangeable share holder. ARL holds the option to redeem all outstanding exchangeable shares for Trust units or cash on or before August 29, 2012 and it is the intention of the Trust that Trust units would be issued upon redemption of the exchangeable shares. On or before August 29, 2012, there will be no remaining non-controlling interest as all exchangeable shares will have been converted to Trust units by that time.

     The non-controlling interest on the consolidated balance sheet consists of the fair value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net income attributable to the non-controlling interest on the consolidated statement of income represents the cumulative share of net income attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total Trust units issued and issuable at each period end.

     Following is a summary of the non-controlling interest for 2004 and 2003:

                                                                                                 2004          2003
     ---------------------------------------------------------------------------------------------------------------
     Non-controlling interest, beginning of year                                         $     36,311    $   37,213
     Reduction of book value for conversion to Trust units                                     (4,295)       (6,544)
     Current period net income attributable to non-controlling interest                         3,951         5,642
     ---------------------------------------------------------------------------------------------------------------
     NON-CONTROLLING INTEREST, END OF YEAR                                               $     35,967    $   36,311
     ---------------------------------------------------------------------------------------------------------------
     ACCUMULATED EARNINGS ATTRIBUTABLE TO NON-CONTROLLING INTEREST                       $     15,139    $   11,187
     ===============================================================================================================


15.  RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

     Cash distributions are calculated in accordance with the Trust Indenture. To arrive at cash distributions, cash flow from operations, before changes in non-cash working capital, is reduced by reclamation fund contributions including interest earned on the fund, a portion of capital expenditures, debt repayments, and interest paid on the convertible debentures. The portion of cash flow withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

News Release - February 16, 2005
Page 34
--------------------------------------------------------------------------------

                                                                                                  2004          2003
     ----------------------------------------------------------------------------------------------------------------
     Cash flow from operations before changes in non-cash working capital                $     448,033  $    396,180
     Add (deduct):
         Cash withheld to fund current period capital expenditures                            (110,846)     (106,625)
         Reclamation fund contributions and interest earned on fund                             (7,210)       (6,157)
         Interest on convertible debentures                                                         --        (4,070)
     ----------------------------------------------------------------------------------------------------------------
     Cash distributions                                                                        329,977       279,328
     Accumulated cash distributions, beginning of year                                         968,275       688,947
     ----------------------------------------------------------------------------------------------------------------
     Accumulated cash distributions, end of year                                         $   1,298,252  $    968,275
     ----------------------------------------------------------------------------------------------------------------
     Cash distributions per unit (1)                                                     $        1.80  $       1.80
     Accumulated cash distributions per unit, beginning of year                                  12.44         10.64
     ----------------------------------------------------------------------------------------------------------------
     Accumulated cash distributions per unit, end of year                                $       14.24  $      12.44
     ================================================================================================================

     (1) Cash distributions per Trust unit reflect the sum of the per Trust unit amounts declared monthly to unitholders.

16.  TRUST UNIT INCENTIVE RIGHTS PLAN

     The Trust Unit Incentive Rights Plan (the "Rights Plan") was established in 1999 that authorized the Trust to grant up to 8,000,000 rights to its employees, independent directors and long-term consultants to purchase Trust units, of which 7,866,088 were granted to December 31, 2004. The initial exercise price of rights granted under the Rights Plan may not be less than the current market price of the Trust units as at the date of grant and the maximum term of each right is not to exceed ten years. In general, these rights have a five year term and vest equally over three years commencing on the first anniversary date of the grant. In addition, the exercise price of the rights is to be adjusted downwards from time to time by the amount, if any, that distributions to unitholders in any calendar quarter exceeds 2.5 per cent (ten per cent annually) of the Trust's net book value of property, plant and equipment (the "Excess Distribution"), as determined by the Trust.

     During the year, the Trust granted 27,000 rights (2,991,099 rights in 2003) to employees, independent directors and long-term consultants to purchase Trust units at an exercise price of $15.42 per Trust unit. No future rights will be issued as the rights plan was replaced with a Whole Unit Plan during 2004 (see Note 17). The existing Rights Plan will be in place until the remaining three million rights outstanding as at December 31, 2004 are exercised or cancelled.

     A summary of the changes in rights outstanding under the Rights Plan is as follows:

                                                              2004                             2003
     ----------------------------------------------------------------------------------------------------------
                                                                     WEIGHTED                         Weighted
                                                                      AVERAGE                          Average
                                                        NUMBER       EXERCISE           Number        Exercise
                                                     OF RIGHTS      PRICE ($)        of Rights       Price ($)
     ----------------------------------------------------------------------------------------------------------
     Balance, beginning of year                          4,869          11.29            3,041           10.64
     Granted                                                27          15.42            2,991           12.15
     Exercised                                          (1,751)         10.57             (901)           8.89
     Cancelled                                            (136)         11.60             (262)          11.61
     ----------------------------------------------------------------------------------------------------------
     Balance before reduction of exercise price          3,009          11.72            4,869           11.84
     Reduction of exercise price                            --          (0.80)              --           (0.55)
     ----------------------------------------------------------------------------------------------------------
     Balance, end of year                                3,009          10.92            4,869           11.29
     ==========================================================================================================

     A summary of the plan as at December 31, 2004 is as follows:

                                       ADJUSTED            NUMBER                  REMAINING         NUMBER OF
           EXERCISE PRICE              EXERCISE         OF RIGHTS           CONTRACTUAL LIFE             RIGHTS
            AT GRANT DATE                 PRICE       OUTSTANDING          OF RIGHTS (YEARS)        EXERCISABLE
       --------------------------------------------------------------------------------------------------------
       $             9.10     $            5.38                41                       0.33                 41
                    11.94                  9.64               146                       1.48                146
                    12.56                 12.27               596                       2.39                225
                    12.17                 11.07             2,199                       3.38                376
                    15.42                 15.08                27                       4.23                 --
       --------------------------------------------------------------------------------------------------------
                    12.23                 10.92             3,009                       3.05                788
       ========================================================================================================

News Release - February 16, 2005
Page 35
--------------------------------------------------------------------------------


     The Trust recorded compensation expense of $5.2 million for the year ($3.5 million in 2003) for the cost associated with the rights. Of the 3,013,569 rights issued on or after January 1, 2003 that were subject to recording compensation expense, 190,866 rights have been cancelled and 596,928 rights have been exercised to December 31, 2004.

     On December 31, 2004, the Trust prospectively applied the fair value based method of accounting for the rights plan. Previously, the Trust applied the intrinsic value methodology due to the number of uncertainties regarding the reduction in the exercise price of the rights which deemed a fair value calculation to be inappropriate. The Trust has now applied the fair value calculation as the variables have become more certain, including the life of the plan, future expected distributions and expected reduction in the rights price, where applicable.

     The Trust used the Black-Scholes option-pricing model to calculate the estimated fair value of the outstanding rights issued on or after January 1, 2003. The following assumptions were used to arrive at the estimate of fair value as at December 31, 2004:

     ---------------------------------------------------------------------------
                                                                            2004
     ---------------------------------------------------------------------------
     Expected annual right's exercise price reduction                       0.72
     Expected volatility                                                   13.2%
     Risk-free interest rate                                                3.7%
     Expected life of option (years)                                         1.1
     Expected forfeitures                                                     0%
     ---------------------------------------------------------------------------

     As at December 31, 2004, the fair value calculation resulted in cumulative expense of $8.7 million compared to the $10.2 million recorded as cumulative compensation expense to September 30, 2004 under the intrinsic value methodology. The $1.5 million difference was recorded as compensation recovery in the fourth quarter of 2004. The remaining future fair value of the rights of $3.7 million will be recognized in earnings over the remaining vesting period of the rights outstanding.

     The following table reconciles the movement in the contributed surplus balance:

     ---------------------------------------------------------------------------
                                                               2004         2003
     ---------------------------------------------------------------------------
     Balance, beginning of year                           $   3,471      $    --
     Compensation expense                                     5,171        3,471
     Net benefit on rights exercised (1)                    (2,167)           --
     ---------------------------------------------------------------------------
     Balance, end of year                                 $   6,475      $ 3,471
     ===========================================================================

     (1) Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders' capital.

     For rights granted in 2002, the Trust has disclosed proforma results as if the amended accounting standard had been applied retroactively.

     ---------------------------------------------------------------------------
     PRO FORMA RESULTS                                         2004         2003
     ---------------------------------------------------------------------------
     Net income as reported                                 241,690      284,559
     Less:  compensation expense for rights issued in 2002    3,189        3,483
     ---------------------------------------------------------------------------
     Pro forma net income                                   238,501      281,076
     Basic net income per trust unit
         As reported                                           1.32         1.88
         Pro forma                                             1.30         1.85
     ---------------------------------------------------------------------------
     Diluted net income per trust unit
         As reported                                           1.31         1.82
         Pro forma                                             1.29         1.79
     ===========================================================================

17.  WHOLE TRUST UNIT INCENTIVE PLAN

     In March 2004, the Board of Directors, upon recommendation of the Compensation Committee, approved a new Whole Trust Unit Incentive Plan (the "Whole Unit Plan") to replace the existing Trust Unit Incentive Rights Plan for new awards granted subsequent to March 31, 2004. The new Whole Unit Plan will result in employees, officers and directors (the "plan participants") receiving cash compensation in relation to the value of a specified number of underlying notional trust units. The Whole Unit Plan consists of Restricted Trust Units ("RTU's") for which the number of trust units is fixed and will vest over a period of three years and Performance Trust Units ("PTU's") for which the number of trust units is variable and will vest at the end of three years.

News Release - February 16, 2005
Page 36
--------------------------------------------------------------------------------


     Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying trust units plus notional accrued distributions. The cash compensation issued upon vesting of the PTU's is dependent upon the future performance of the Trust compared to its peers based on a performance multiplier. The performance multiplier is based as to 75 per cent on the percentile rank of the Trust's Total Unitholder Return and as to 25 per cent on the percentile rank of the Trust's Recycle Ratio relative to a defined peer group subject to approval from the Compensation Committee. The cash compensation issued upon vesting of the PTU's may range from zero to two times the number of the PTU's originally granted.

     The fair value associated with the RTU's and PTU's is expensed in the statement of income over the vesting period. As the value of the RTU's and PTU's is dependent upon the trust unit price, the expense recorded in the statement of income may fluctuate over time.

     The Trust recorded compensation expense of $2.9 million in 2004 for the estimated cost of the plan. The compensation expense was based on the December 31, 2004 unit price of $17.90, distributions of $0.15 per unit per month during the year, and management's estimate of the number of RTU's and PTU's to be issued on maturity.

     ---------------------------------------------------------------------------
                                                        NUMBER OF     NUMBER OF
                                                            RTU'S         PTU'S
     ---------------------------------------------------------------------------
     Balance, beginning of year                                --            --
     Granted                                              226,837       128,908
     Forfeited                                             (2,439)         (577)
     ---------------------------------------------------------------------------
     Balance, end of year                                 224,398       128,331
     ===========================================================================


18.  BASIC AND DILUTED PER TRUST UNIT CALCULATIONS

     Net income per Trust unit has been determined based on the following:

                                                                       2004     2003 (4)
     -----------------------------------------------------------------------------------
     Weighted average trust units (1)                               183,123     151,698
     -----------------------------------------------------------------------------------
     Trust units issuable on conversion of exchangeable shares (2)    2,982       2,997
     Dilutive impact of rights and convertible debentures (3)         1,756       5,105
     -----------------------------------------------------------------------------------
     Dilutive trust units and exchangeable shares                   187,861     159,800
     ===================================================================================

     (1) Weighted average Trust units excludes trust units issuable for exchangeable shares.

     (2) Diluted trust units include trust units issuable for outstanding exchangeable shares at the period end exchange ratio.

     (3) All outstanding rights were dilutive and therefore none have been excluded in the diluted unit calculation (118,700 rights excluded in 2003).

     (4) Weighted average trust units have been restated to exclude trust units issuable for exchangeable shares in accordance with the retroactive change in accounting policy for non-controlling interest.

     In 2003, net income in the basic per Trust unit calculation was reduced by interest on the convertible debentures of $4.1 million. No such adjustments were made for the 2004 calculation.

     Basic net income per unit has been calculated based on net income after non-controlling interest divided by weighted average trust units. Diluted net income per unit has been calculated based on net income before non-controlling interest divided by dilutive trust units.

19.  COMMITMENTS AND CONTINGENCIES

     Following is a summary of the Trust's contractual obligations and commitments as at December 31, 2004:

     -----------------------------------------------------------------------------------------
                                                        PAYMENTS DUE BY PERIOD
     -----------------------------------------------------------------------------------------
     ($ MILLIONS)                           2005    2006-2007   2008-2009  THEREAFTER    TOTAL
     -----------------------------------------------------------------------------------------
     Debt repayments (1)                     8.7         31.3        35.4       145.1    220.5
     Operating leases                        4.3          7.2         6.5         3.2     21.2
     -----------------------------------------------------------------------------------------
     Purchase commitments                    4.4          3.4         2.7         8.0     18.5
     Retention bonuses                       1.0          2.0          --          --      3.0
     Derivative contract premiums (2)       29.4           --          --          --     29.4
     Total contractual obligations          47.8         43.9        44.6       156.3    292.6
     =========================================================================================

News Release - February 16, 2005
Page 37
--------------------------------------------------------------------------------


     (1)  Includes long-term and short-term debt.

     (2) Fixed premiums to be paid in future periods on certain commodity derivative contracts.

     In addition to the above, the Trust has commitments related to its risk management program (see Note 10).

     The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that the Trust has committed to approximately $40 to $60 million of capital expenditures by means of giving the necessary authorizations to incur the capital in a future period. This commitment has not been disclosed in the above commitment table as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

     The Trust has certain sales contracts with aggregators whereby the price received by the Trust is dependent upon the contracts entered into by the aggregator. The Trust has an obligation for future fixed transportation charges, pursuant to one aggregator contract, for which the transportation is not physically being utilized due to a shortage of demand. The Trust has estimated that its total future liability for the future transportation charges approximates $10 million over the period 2005 through 2012. This transportation liability will be realized as a reduction of the Trust's net gas price over the corresponding period as the charges are incurred. For all other aggregator contracts, prices received by the Trust closely track to market prices.

     The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results of operations.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $4 billion. The Trust currently produces approximately 55,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources Ltd. exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. A number of factors may cause the actual results achieved to vary from projections, anticipated results or other information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.


ARC RESOURCES LTD.


John P. Dielwart
President and Chief Executive Officer

                        For further information contact:
                 Investor Relations, E-mail: ir@arcresources.com
  Telephone: (403) 503-8600   Fax: (403) 509-6417   Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9